Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SANDISK CORPORATION

FLIGHT MERGER SUB, INC.

AND

FUSION-IO, INC.

JUNE 16, 2014

3.20	Tangible Personal Property	39
3.21	Intellectual Property	40
3.22	Compliance with Laws	45
3.23	Export Control and Import Laws	45
3.24	Anti-Corruption and Anti-Bribery Laws	46
3.25	Customers; Suppliers	47
3.26	Insurance	47
3.27	Related Party Transactions	48
3.28	Brokers	48
3.29	No Rights Plan	48
3.30	No Other Representations or Warranties	48

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

4.1	Organization and Good Standing	48
4.2	Authorization and Enforceability	49
4.3	Required Governmental Consents	49
4.4	Conflicts	49
4.5	Offer Documents; Schedule 14D-9	50
4.6	Ownership of Company Capital Stock	50
4.7	Funds	50
4.8	Legal Proceedings	50
4.9	No Other Representations or Warranties	51

Article V

CONDUCT OF COMPANY BUSINESS DURING PENDENCY OF TRANSACTION

5.1	Affirmative Obligations of the Company	51
5.2	Restrictions on Company Business	51

Article VI

ADDITIONAL AGREEMENTS

6.1	No Solicitation of Competing Acquisition Proposal	55
6.2	Company Board Recommendation	57
6.3	Reasonable Best Efforts to Complete	59
6.4	Regulatory Approvals	60
6.5	Anti-Takeover Statutes	61
6.6	Access to Books, Records, Properties and Personnel	61
6.7	Notification Obligations	62
6.8	Transaction-Related Litigation	63
6.9	Treatment of Equity Awards	63
6.10	Employee Benefits	65

6.11	Company Director and Officer Indemnification and Insurance	67
6.12	Section 16 Matters	69
6.13	Compensation Committee Approval of New Compensation Arrangements	69
6.14	Obligations of Merger Sub	69
6.15	Public Disclosure and Other Communications	69

Article VII

TERMINATION OF AGREEMENT

7.1	Termination Prior to Acceptance Time	70
7.2	Termination Prior to Effective Time	72
7.3	Notice and Effect of Termination	72
7.4	Termination Fees	72

Article VIII

GENERAL PROVISIONS

8.1	Certain Interpretations	74
8.2	Non-Survival of Representations, Warranties and Covenants	75
8.3	Amendment	75
8.4	Extension; Waiver	75
8.5	Assignment	75
8.6	Notices	75
8.7	Fees and Expenses	76
8.8	Confidentiality	76
8.9	Entire Agreement	77
8.10	No Third Party Beneficiaries	77
8.11	Remedies	77
8.12	Severability	77
8.13	Governing Law	77
8.14	Consent to Jurisdiction	77
8.15	Waiver of Jury Trial	78
8.16	Counterparts	78

INDEX OF ANNEXES

Annex A             –             Certain Defined Terms

INDEX OF DEFINED TERMS

Term	Section Reference
401(k) Termination Date	6.10(a)
Acceptance Time	1.1(f)
Agreement	Preamble
Assets	3.20
Book-Entry Shares	2.7(c)
Canceled Company Shares	2.6(b)(ii)
Capitalization Representation	1.1(b)(iii)
Certificate of Merger	2.1(a)
Certificates	2.7(c)
Closing	2.2(a)
Closing Date	2.2(a)
Collective Bargaining Agreement	3.18(b)
Commercially Available Licenses	3.21(h)
Company	Preamble
Company Board Recommendation	3.2(d)
Company Board Recommendation Change	6.2(b)
Company Disclosure Schedule	Article III
Company Indemnified Parties	6.11(a)
Company Registered Intellectual Property	3.21(a)
Company Representatives	6.1(b)
Company Restricted Shares	3.5(a)
Company Securities	3.5(d)
Compensation Committee	3.2(f)
Confidentiality Agreement	8.8
Consent	3.3
Continuing Employees	6.10(a)
D&O Insurance	6.11(b)
Delaware Secretary of State	2.1(a)
Dissenting Company Shares	2.6(b)(iii)(A)
Dodd-Frank Act	3.7
Effective Time	2.1(a)
Employee Plans	3.17(a)
Exchange Fund	2.7(b)
Excluded Leases	3.19(b)
Export Controls	3.23(a)
Fundamental Representations	1.1(b)(iii)
Import Restrictions	3.23(a)
Indemnification Agreements	6.11(a)
Independent Contractor	3.18(a)
International Employee Plans	3.17(a)
Intervening Event Notice	6.2(d)
IP Contracts	3.21(i)
Leased Real Property	3.19(b)
Leases	3.19(b)
Material Contract	3.12(a)
Material Customer	3.25(a)

Material Supplier	3.25(b)
Maximum Annual Premium	6.11(b)
Merger	Recitals
Merger Consideration	2.6(b)(i)
Merger Sub	Preamble
Minimum Condition	1.1(b)(i)
Offer	Recitals
Offer Closing	1.1(f)
Offer Conditions	1.1(b)(ix)
Offer Documents	1.1(g)(i)
Offer Price	Recitals
Out-Licenses	3.21(i)
Parent	Preamble
Parent Employee Plans	6.10(b)
Payment Agent	2.7(a)
Permits	3.13
Privacy Policies	3.21(s)
Regulatory Condition	1.1(b)(ii)
Schedule 14D-9	1.2(b)
Schedule TO	1.1(g)(i)
SEC Reports	3.7
Section 409A	3.15(j)
Specified Representations	1.1(b)(iii)
Subsequent Determination Notice	6.2(c)
Subsidiary Securities	3.6(d)
Support Agreement	Recitals
Support Agreements	Recitals
Surviving Corporation	2.1(a)
Tail Policy	6.11(b)
Termination Date	7.1(c)
Termination Fee Amount	7.4(a)
Transfer Regulations	6.10(d)
Unvested Company Option	6.9(a)
Vested Company Option	6.9(b)
WARN Act	3.18(f)

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 16, 2014 by and among SanDisk Corporation, a Delaware corporation (“Parent”), Flight Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Fusion-io, Inc., a Delaware corporation (the “Company”). All capitalized terms that are used in this Agreement but not defined herein shall have the respective meanings ascribed thereto in Annex A.

W I T N E S S E T H:

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in order to effect the foregoing acquisition, Parent and the Company have agreed that Merger Sub shall commence a tender offer (the “Offer”) to acquire all of the outstanding Company Shares at a price of eleven Dollars and twenty five cents ($11.25) per Company Share, net to the holder thereof in cash, without interest (such amount, or any higher amount per Company Share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), all upon the terms and subject to the conditions set forth herein;

WHEREAS, in order to complete the foregoing acquisition, as soon as practicable following the completion of the Offer, Merger Sub will be merged with and into the Company (the “Merger”) in accordance with the DGCL and each Company Share (other than Company Shares owned by the Company, Parent or Merger Sub or Dissenting Company Shares) that is not tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, and the Company will survive the Merger as a wholly owned Subsidiary of Parent, all upon the terms and subject to the conditions set forth herein;

WHEREAS, the parties intend for the Merger to be effected under Section 253 or Section 251(h) of the DGCL pursuant to the terms of this Agreement;

WHEREAS, each of the respective Boards of Directors of Parent and Merger Sub has approved the execution and delivery by Parent and Merger Sub, respectively, of this Agreement, the performance by Parent and Merger Sub, respectively, of their respective covenants and agreements contained herein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained herein;

WHEREAS, the Company Board has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of the Company and the Company Stockholders, (iii) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, and the Support Agreements (as defined below), which approval, to the extent applicable, constituted approval under the provisions of Section 203 of the DGCL as a result of which this Agreement and the transactions contemplated hereby (including the Offer and the Merger) as well as the Support Agreements and the transactions contemplated thereby, are not and will not be subject to the provisions of, or any restrictions under, the provisions of Section 203 of the DGCL, and (iv) resolved to recommend that the Company Stockholders accept the Offer, tender their Company Shares to Merger Sub pursuant to the Offer;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company, in their respective capacities as stockholders of the Company, are entering into Support Agreements with Parent (each, a “Support Agreement” and collectively, the “Support Agreements”) pursuant to which the signatories thereto are agreeing to, subject to the terms and conditions of such agreements, tender their Company Shares into the Offer and to take (and refrain from taking) certain other actions in connection with the transactions contemplated by this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated hereby to prescribe certain conditions with respect to the consummation of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE OFFER

1.1 The Offer.

(a) Offer Commencement. Provided that (x) this Agreement has not been terminated pursuant to Article VII and (y) the Company has complied in all material respects with its obligations under Section 1.1(g) and Section 1.2 in each case that are required to be performed by it prior to commencement of the Offer, Merger Sub shall (and Parent shall cause Merger Sub to) commence the Offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act) to purchase any and all of the Company Shares at a price per Company Share equal to the Offer Price (subject to the terms of Section 1.1(d)) as promptly as practicable after the date hereof (but in no event sooner than five (5) Business Days or later than ten (10) Business Days after the date of this Agreement).

(b) Offer Conditions. Subject to the rights and obligations of Merger Sub to extend and/or amend the Offer in accordance with the terms and conditions of this Agreement, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), pay for any tendered Company Shares, and

Merger Sub may (and Parent may cause Merger Sub to) pursuant to Section 1.1(e) delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act) the payment for, any Company Shares that are validly tendered in the Offer (and not validly withdrawn) prior to the scheduled expiration of the Offer, in the event that:

(i) at the scheduled expiration of the Offer, there shall not have been validly tendered in accordance with the terms of the Offer (after giving effect to any withdrawals of previously tendered Company Shares) a number of Company Shares that, together with the Company Shares then owned by Parent and Merger Sub (if any), represent at least a majority of all then outstanding Company Shares (the “Minimum Condition”), provided that for purposes of determining whether the Minimum Condition has been satisfied, any shares tendered in the Offer pursuant to guaranteed delivery procedures shall be included only if such shares have been delivered pursuant to such procedures;

(ii) at the scheduled expiration of the Offer the waiting period (and any extensions thereof) applicable to the transactions contemplated by this Agreement (including the Offer and the Merger) under the HSR Act shall not have expired or been terminated, and/or any consents, approvals and authorizations required by Law to be obtained prior to the commencement of the Offer under the Antitrust Laws of the Specified Jurisdiction shall not have been obtained (the “Regulatory Condition”);

(iii) (A) any of the representations and warranties set forth in Section 3.21(k)(iii)–(iv) or (vi) (Intellectual Property) (collectively, the “Specified Representations”) shall not have been true and correct as of the date of this Agreement or shall not be true and correct as of immediately prior to the scheduled expiration of the Offer with the same force and effect as if made on and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only be true and correct as of such specified date), except solely in the case of this clause (A), to the extent that the facts and circumstances causing or resulting in any such representations and warranties not to be true and correct as of the date hereof, as of the relevant specified date, or as of immediately prior to the scheduled expiration of the Offer, as applicable, have not had, and would not reasonably be expected to have, individually or in the aggregate, a material and adverse impact on the business or operations of Parent (not including, for the avoidance of doubt, the business and operation of the Surviving Corporation and any of its Subsidiaries); (B) any of the representations and warranties set forth in Section 3.1(a) (Organization and Good Standing), Section 3.2 (Authorization and Enforceability), Section 3.28 (Brokers) and Section 3.29 (No Rights Plan) (collectively, the “Fundamental Representations”) shall not have been true and correct in all material respects as of the date of this Agreement or shall not be true and correct in all material respects as of immediately prior to the scheduled expiration of the Offer with the same force and effect as if made on and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only be true and correct in all material respects as of such specified date); (C) the representations and warranties set forth in paragraphs (a), (b) or (d) of Section 3.5 (Capitalization) of this Agreement (the “Capitalization Representation”) shall not have been true and correct as of the date hereof, or shall not be true and correct as of immediately prior to the scheduled expiration of the Offer, with the same force and effect as if made on and as of such date (other than any such representation or warranty that is made only as of a specified date, which need only be true and correct as of such specified date), except solely in the case of this clause (C), if one or more inaccuracies in the representations and warranties set forth in paragraph (a) (other than the last sentence of paragraph (a)), paragraph (b) (other than the third sentence of paragraph (b)) or paragraph (d) of Section 3.5 would not cause the consideration otherwise payable to the holders of Company Securities by Parent and/or Merger Sub in the Offer and the Merger to increase by $5,000,000 or more; or (D) any of the representations and warranties of the Company set forth in this Agreement (other than the Specified Representations, the Fundamental Representations and the Capitalization Representation), disregarding any “materiality” and “Company Material Adverse Effect” qualifications set forth in all such representations or warranties, shall not have been true and correct as of the date of this Agreement or shall not be true and correct as of immediately prior to the scheduled expiration of the Offer with the same force and effect as if made on and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only be true and correct in all respects as of such specified date), except solely in the case of this clause (D), to the extent that the facts and circumstances causing or resulting in any such representations and warranties not to be true and correct as of the date hereof, as of the relevant specified date, or as of immediately prior to the scheduled expiration of the Offer, as applicable, have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, that for purposes of this Section 1.1(b)(iii), clause (ii) of the Company Material Adverse Effect definition shall be disregarded;

(iv) the Company shall have breached or failed to perform in any material respect (or in any respect with respect to its covenant under Section 5.2(y)(i)(A) as it relates to contracts that would have been required to be scheduled under Section 3.12(a)(iv)(A) – (E) of the Company Disclosure Schedule) any of its obligations, agreements or covenants under this Agreement to be performed or complied with on or prior to the scheduled expiration of the Offer and such breach or failure to perform shall be continuing as of immediately prior to the scheduled expiration of the Offer;

(v) any Company Material Adverse Effect shall have occurred or exist on or prior to the scheduled expiration of the Offer and shall be continuing as of immediately prior to the scheduled expiration of the Offer; provided, that for purposes of this Section 1.1(b)(v), clause (ii) of the Company Material Adverse Effect definition shall be disregarded;

(vi) the Company shall not have delivered to Parent and Merger Sub a certificate dated as of the date of the scheduled expiration of the Offer signed on its behalf by the Chief Executive Officer or Chief Financial Officer of the Company certifying that none of the conditions set forth in clauses (iii), (iv) or (v) of this Section 1.1(b) shall have occurred and be continuing as of immediately prior to the scheduled expiration of the Offer;

(vii) any Governmental Authority shall have (A) enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated by this Agreement (including the Offer or the Merger) any Law or rules of any applicable securities exchange that has the effect of making the consummation of any of the transactions contemplated by this Agreement (including the Offer and the Merger) illegal or prohibiting or otherwise preventing the consummation of any of the transactions contemplated by this Agreement (including the Offer and the Merger); (B) issued or granted any Order that remains in effect and has the effect of making any of the transactions contemplated by this Agreement (including the Offer and the Merger) illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by this Agreement (including the Offer and the Merger) or (C) taken any other action that would have any of the consequences referred to in clauses (A) – (C), inclusive, of the immediately following clause (viii) of this Section 1.1(b);

(viii) there shall be pending any Legal Proceeding brought by a Governmental Authority against Parent, Merger Sub, the Company or any of their respective Affiliates (A) seeking to enjoin the acquisition by Merger Sub (or Parent on Merger Sub’s behalf) of any Company Shares tendered pursuant to the Offer or, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by this Agreement or the Support Agreements (including the voting provisions thereunder), (B) seeking to impose limitations on the ability of Merger Sub (or Parent on Merger Sub’s behalf), or render Merger Sub (or Parent on Merger Sub’s behalf) unable, to (1) accept for payment, pay for or purchase some or all of the Company Shares tendered pursuant to the Offer and the Merger or (2) exercise full rights of ownership of the Company Shares, including the right to vote the Company Shares purchased by it on all matters properly presented to the Company Stockholders, (C) in connection with the transactions contemplated hereby (including the Offer and the Merger), seeking to (1) compel Parent, the Company, or any of their respective Subsidiaries to sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries, (2) compel Parent, the Company, or any of their respective Subsidiaries to conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries in any manner, or (3) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries, or (D) which otherwise would have a Company Material Adverse Effect; or

(ix) this Agreement shall have been terminated in accordance with its terms (the conditions set forth in clauses (i) – (ix), inclusive, of this Section 1.1(b) being referred to herein, collectively, as the “Offer Conditions”).

(c) Waiver of Offer Conditions.

(i) Neither Parent nor Merger Sub may (and Parent shall not permit Merger Sub to) waive the Minimum Condition without the prior written consent of the Company.

(ii) Other than the Minimum Condition, the Offer Conditions are for the sole benefit of Parent and Merger Sub and, accordingly, Parent and Merger Sub may waive any such Offer Conditions, in whole or in part, at any time and from time to time prior to the expiration of the Offer, in their sole and absolute discretion, subject to Section 1.1(d) below. The failure by Parent and Merger Sub at any time to exercise the foregoing right to waive any Offer Condition (other than the Minimum Condition) shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

(d) Amendment of Offer Terms and Conditions.

(i) Parent and Merger Sub may, and hereby expressly reserve the right to, increase the Offer Price or otherwise amend, modify or make changes to the terms and conditions of the Offer; provided, however, that unless otherwise provided by this Agreement or previously approved by the Company in writing, neither Parent nor Merger Sub may (and Parent shall not permit Merger Sub to) make any change to the terms and conditions of the Offer that:

(A) decreases the Offer Price;

(B) changes the form of consideration to be paid in the Offer;

(C) reduces the number of Company Shares sought to be purchased in the Offer;

(D) amends or modifies the Minimum Condition;

(E) amends or modifies any Offer Condition (other than the Minimum Condition) in a manner that broadens such Offer Condition, adversely impacts the Company Stockholders or provides for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 promulgated under the Exchange Act;

(F) imposes conditions to the Offer that are in addition to the Offer Conditions set forth in Section 1.1(b); or

(G) extends the Offer other than in a manner pursuant to, and in accordance with, Section 1.1(e).

(ii) The Offer Price shall be automatically adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring on or after the date hereof and prior to Merger Sub’s acceptance for payment of, and payment for, Company Shares that are tendered pursuant to the Offer.

(e) Expiration and Extension of Offer.

(i) On the terms and subject to the conditions of this Agreement and the Offer, the Offer shall expire at 12:00 midnight (New York City time) on the date that is twenty (20) business days (for this purpose calculated in accordance with Section 14d-1(g)(3) promulgated under the Exchange Act) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act). In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and time to which the Offer has been so extended.

(ii) Notwithstanding the provisions of Section 1.1(e)(i) or anything to the contrary set forth in this Agreement:

(A) Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for any period required by any Law or Order, or any rule, regulation or other requirement of the SEC (or its staff) or the NYSE, in any such case, which is applicable to the Offer;

(B) in the event that the Regulatory Condition is satisfied or waived within five (5) Business Days of any then scheduled expiration of the Offer and any other Offer Condition is not satisfied or waived at the scheduled expiration of the Offer, then Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for one (1) extension period of five (5) Business Days;

(C) in the event that the Minimum Condition is the only Offer Condition that is not satisfied or waived as of any then scheduled expiration of the Offer, Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for two (2) successive extension periods of ten (10) Business Days each in order to further seek to satisfy the Minimum Condition;

(D) in the event that any of the Offer Conditions (other than the Minimum Condition) are not satisfied or waived as of any then scheduled expiration of the Offer, Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for successive extension periods of up to ten (10) Business Days each in order to further seek to satisfy the Offer Conditions (other than the Minimum Condition); and

(E) in the event any Offer Condition is not satisfied or waived as of any then scheduled expiration of the Offer, Merger Sub may, in its sole discretion, elect to (but shall not be required to, except as otherwise provided herein) extend the offer for one (1) or more further successive extension periods of up to ten (10) Business Days each.

provided, however, that notwithstanding the foregoing clauses (A) – (E) of this Section 1.1(e)(ii), inclusive, in no event shall Merger Sub be required to extend the Offer beyond the Termination Date; and provided further, that the foregoing clauses (A) – (E) of this Section 1.1(e)(ii), inclusive, shall not be deemed to impair, limit or otherwise restrict in any manner the right of any party hereto to terminate this Agreement pursuant to the terms of Article VII. Merger Sub shall not (and Parent shall not permit Merger Sub to) terminate the Offer prior to any scheduled expiration date without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to Section 7.1 or 7.2. In the event that this Agreement is terminated pursuant to Section 7.1 or 7.2, (i) Merger Sub shall (and Parent shall cause Merger Sub to) promptly (and in any event within twenty four (24) hours of such termination), irrevocably and unconditionally terminate the Offer, and (ii) Merger Sub shall not (and Parent shall not permit Merger Sub to) accept for payment any Company Shares theretofore tendered pursuant to the Offer.

(f) Acceptance and Payment for Company Shares. On the terms and subject to the Offer Conditions, promptly (within the meaning of Section 14e-1(c) promulgated under the Exchange Act) after the expiration of the Offer (as it may be extended in accordance with Section 1.1(e)) (the “Offer Closing”), Merger Sub shall (and Parent shall cause Merger Sub to) accept for payment (the “Acceptance Time”) and pay for all Company Shares that are validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer; provided, however, that without the prior written consent of the Company, Merger Sub shall not (and Parent shall not permit Merger Sub to) accept for payment or pay for any Company Shares in the Offer if, as a result, Merger Sub would acquire less than the number of Company Shares necessary to satisfy the Minimum Condition. The Offer Price payable in respect of each Company Share that is validly tendered and not validly withdrawn pursuant to the Offer shall be paid without interest, net to the holder thereof in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable Tax withholdings. Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to pay for any Company Shares that Merger Sub becomes obligated to purchase pursuant to the Offer and shall cause Merger Sub to fulfill its obligations under this Agreement.

(g) Schedule TO and Offer Documents.

(i) As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Merger Sub shall (i) prepare and file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer in accordance with Rule 14d-3(a) promulgated under the Exchange Act, which Schedule TO shall contain as an exhibit or incorporate by reference (A) an offer to purchase and the related forms of the letter of transmittal and summary advertisement, if any, and any other ancillary Offer documents and instruments pursuant to which the Offer will be made and (B) notice to Company Stockholders informing such Company Stockholders of their rights of appraisal in respect of such Company Shares in accordance with Section 262 of the DGCL (collectively, with any supplements or amendments thereto, the “Offer Documents”), and (ii) cause the Offer Documents to be disseminated to all Company Stockholders as and to the extent required by the Exchange Act.

(ii) Unless the Company Board has withheld, withdrawn, amended, qualified or modified the Company Board Recommendation in accordance with Section 6.2, the Schedule TO and the Offer Documents may include a description of the determinations and approvals of the Company Board set forth in Section 3.2(d) and the Company Board Recommendation. The Company shall promptly furnish to Parent and Merger Sub in writing all information concerning the Company that either is (i) required by applicable securities laws to be included in the Schedule TO or the Offer Documents, or (ii) reasonably requested by Parent and Merger Sub for inclusion in the Schedule TO or the Offer Documents. Parent and Merger Sub shall ensure that the Offer Documents, when filed with the SEC, will comply as to form in all material respects with the applicable requirements of the Exchange Act. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Schedule TO and the Offer Documents in order to satisfy applicable Laws. If at any time prior to the Offer Closing any information is discovered by either Parent or Merger Sub, on the one hand, or the Company, on the other hand, which should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading, such party shall promptly provide such information to the other parties and the party responsible such party shall promptly correct or supplement any information provided by it for use in the Schedule TO or the Offer Documents. Parent and Merger Sub shall take all steps necessary to cause the Schedule TO and the Offer Documents, as so corrected, amended or supplemented, to be filed with the SEC and the other Offer Documents, as so corrected, to be disseminated to the Company Stockholders, in each case as and to the extent required by applicable Laws, the SEC (or its staff)

or the NYSE. Unless the Company Board shall have effected a Company Board Recommendation Change in accordance with Section 6.2, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents prior to the filing thereof with the SEC, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board shall have effected a Company Board Recommendation Change in accordance with Section 6.2, Parent and Merger Sub shall (i) provide to the Company and its counsel any and all comments or other communications, whether written or oral, that Parent, Merger Sub or their counsel may receive in writing from the SEC or its staff with respect to the Schedule TO and the Offer Documents promptly following receipt thereof, and (ii) provide the Company and its counsel a reasonable opportunity to participate in the formulation of any written response to any such written comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel).

1.2 Company Actions.

(a) Board Approval and Recommendation of Offer. The Company hereby approves and consents to the Offer. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents if and to the extent that the Company Board has not withheld, withdrawn, amended, qualified or modified the Company Board Recommendation in accordance with Section 6.2.

(b) Schedule 14D-9. Concurrently with the filing of the Schedule TO with the SEC and mailing the Offer Documents to the Company Stockholders (provided that such filing shall take place not sooner than five (5) Business Days or later than ten (10) Business Days after the date of this Agreement) without the Company’s consent, the Company shall (i) prepare and file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”), and (ii) cause the Schedule 14D-9 to be mailed to the Company Stockholders along with the Offer Documents. Unless the Company Board has withheld, withdrawn, amended, qualified or modified the Company Board Recommendation in accordance with Section 6.2, the Schedule 14D-9 shall include a description of the determinations and approvals set forth in Section 3.2(d) and the Company Board Recommendation. Each of Parent and Merger Sub shall promptly furnish to the Company in writing all information concerning Parent and Merger Sub that either is (i) required by applicable securities laws to be included in the Schedule 14D-9 or (ii) reasonably requested by the Company for inclusion in the Schedule 14D-9. The Company shall ensure that the Schedule 14D-9, when filed with the SEC, will comply as to form in all material respects with the applicable requirements of the Exchange Act. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall cooperate in good faith to determine the information regarding Parent or Merger Sub that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Laws. If at any time prior to the Offer Closing any information is discovered by either the Company, on the one hand, or Parent or Merger Sub, on the other hand, which should be set forth in an amendment or supplement to the Schedule 14D-9, so that the Schedule 14D-9 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading, such party shall promptly provide such information to the other parties and the party responsible shall promptly correct or supplement any information provided by it for use in the Schedule 14D-9. The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, amended or supplemented, to be filed with the SEC and disseminated to the Company Stockholders, in each case as and to the extent required by applicable Laws, the SEC (or its staff) or the NYSE. Unless the Company Board shall have effected a Company Board Recommendation Change in accordance with Section 6.2, the Company shall provide Parent, Merger Sub and their counsel reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel (it being understood that Parent, Merger Sub and their counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board shall have effected a Company Board Recommendation Change in accordance with Section 6.2, the Company shall (i) provide to Parent, Merger Sub and their counsel any and all comments or other communications, whether written or oral, that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly following receipt thereof, and (ii) provide Parent, Merger Sub and their counsel a reasonable opportunity to participate in the formulation of any response to any comments or other communications of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel).

(c) Company Information. In connection with the Offer, the Company shall, or shall cause its transfer agent to, promptly furnish Parent and Merger Sub with such information, including a list of the Company Stockholders as of the most recent practicable date, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial Company Stockholders as of the most recent practicable date, and lists of security positions of Company Shares held in stock depositories (including updated lists of stockholders, mailing labels, listings or files of securities positions as requested by Parent from time to time), and with such assistance as Parent, Merger Sub or their respective agents may reasonably request. Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger as contemplated hereby, Parent and Merger Sub and their agents shall (i) hold in confidence the information contained in any information provided by or on behalf of the Company pursuant to Section 1.2(c), (ii) use such information only in connection with the Offer and the Merger as contemplated herein, and (iii) if Parent and Merger Sub shall withdraw the Offer or the Offer shall otherwise expire or terminate in accordance with the terms hereof without Merger Sub (or Parent on Merger Sub’s behalf) having accepted for payment any Company Shares tendered pursuant to the Offer, and this Agreement shall be terminated pursuant to Article VII, Parent and Merger Sub shall either, in Parent’s sole discretion, (A) destroy any and all copies and any extracts or summaries from such information then in their possession or control (and if requested by the Company, certify in writing to such destruction) or (B) deliver (and cause their agents to deliver) to the Company (and shall use their respective reasonable best efforts to delete electronic copies of), any and all copies and any extracts or summaries from such information then in their possession or control.

(d) Rights of First Refusal. Solely in connection with the tender and purchase of Company Shares tendered pursuant to the Offer and the consummation of the Merger, the Company hereby waives any and all rights of first refusal it may have with respect to Company Shares owned by, or issuable to, any Person, other than rights to repurchase unvested shares, if any, that may be held by Persons pursuant to the grant of restricted stock purchase rights or following exercise of employee stock options.

ARTICLE II

THE MERGER

2.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

(b) Upon the terms and subject to the conditions sets forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under the DGCL by filing a certificate of merger in such form as required by, and executed in accordance with, the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”). The time and day of such filing and acceptance by the Delaware Secretary of State, or such later time and day as may be mutually agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, is referred to herein as the “Effective Time.”

(c) At the Closing (as defined below), if Merger Sub and any other Subsidiary of Parent, holds in the aggregate at least ninety percent (90%) of the issued and outstanding Company Shares following the consummation of the Offer, then each of Parent, Merger Sub and the Company shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL and upon the terms and subject to the conditions of this Agreement.

(d) Notwithstanding anything to the contrary set forth in this Agreement, in the event that the Merger cannot be effected pursuant to Section 253 of the DGCL pursuant to Section 2.1(c), then following the consummation of the Offer, each of Parent, Merger Sub and the Company shall take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL and upon the terms and subject to the conditions of this Agreement. In furtherance, and without limiting the generality, of the foregoing, neither Parent nor Merger Sub shall, or shall cause or permit any of their respective Affiliates or representatives to, take any action that could render Section 251(h) of the DGCL inapplicable to the Merger.

2.2 The Merger Closing.

(a) Closing Date and Location. Parent, Merger Sub and the Company shall consummate the Merger at a closing (the “Closing”) to occur at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Palo Alto, California 94301, as promptly as practicable following the Acceptance Time and in any case no later than the first (1st) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Section 2.2(b) (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), or at such other location, date and time as Parent and the Company shall mutually agree in writing. The date upon which the Closing shall actually occur pursuant hereto shall be referred to herein as the “Closing Date.”

(b) Closing Conditions. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or mutual waiver by Parent and the Company (where permissible under applicable Law) prior to the Effective Time, of each of the following conditions:

(i) Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for payment all of the Company Shares validly tendered pursuant to the Offer and not validly withdrawn (including accepting for payment all of the Company Shares validly tendered in any subsequent offering period); and

(ii) No Governmental Authority shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any Law that is in effect as of immediately prior to the Effective Time and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any judgment, decree, injunction or other Order (whether temporary, preliminary or permanent) that is in effect immediately prior to the Effective Time and has the effect of making the Merger illegal or prohibiting or otherwise preventing the consummation of the Merger.

2.3 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) Certificate of Incorporation. At the Effective Time, subject to compliance with Section 6.11, the certificate of incorporation of the Company shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation; provided, however, that at the Effective Time the certificate of incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be “Fusion-io, Inc.”.

(b) Bylaws. At the Effective Time, subject to compliance with Section 6.11, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.4 Directors and Officers of the Surviving Corporation.

(a) Directors. At the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. Each director of the Company immediately prior to the Effective Time shall execute and deliver a letter effectuating his or her resignation as a member of the Board of Directors of the Company to be effective immediately prior to the Effective Time.

(b) Officers. At the Effective Time, the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.

2.5 General Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.6 Effect of the Merger on Capital Stock of the Constituent Corporations.

(a) Capital Stock of Merger Sub. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any securities of Parent, Merger Sub or the Company, each share of common stock, par value $0.001 per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of Merger Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

(b) Capital Stock of the Company.

(i) Company Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any securities of Parent, Merger Sub or the Company, each Company Share issued and outstanding immediately prior to the Effective Time (other than Canceled Company Shares and any Dissenting Company Shares) shall be canceled and extinguished and automatically converted into the right to receive a cash amount equal to the Offer Price, without interest thereon (the “Merger Consideration”). The Merger Consideration shall be equitably adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), cash, dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring on or after the date hereof and prior to the Effective Time. From and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be cancelled, extinguished and cease to exist, and each holder of a Certificate or Book-Entry Share theretofore representing any Company Shares (other than Dissenting Company Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender or transfer thereof in accordance with the provisions of Section 2.7; the Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time; and if, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(ii) Canceled Company Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any securities of Parent, Merger Sub or the Company, each Company Share that is owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned Subsidiary of Parent, Merger Sub or the Company, in each case immediately prior to the Effective Time (whether pursuant to the Offer or otherwise) (“Canceled Company Shares”) shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(iii) Dissenting Company Shares.

(A) Notwithstanding anything to the contrary set forth in this Agreement, all Company Shares that are issued and outstanding immediately prior to the Effective Time and held by stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised and perfected their statutory rights of appraisal in respect of such Company Shares in accordance with Section 262 of the DGCL (collectively, “Dissenting

Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to this Section 2.6. Such stockholders shall be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender of the certificate or certificates that formerly evidenced such Company Shares in the manner provided in Section 2.7.

(B) The Company shall give Parent (1) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company in respect of Dissenting Company Shares and (2) the opportunity and right (at Parent’s election) to direct and control all negotiations and proceedings with respect to demands for appraisal under Delaware Law in respect of Dissenting Company Shares. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares.

2.7 Payment of Merger Consideration.

(a) Payment Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”).

(b) Exchange Fund. Promptly following the Effective Time, Parent shall deposit (or cause to be deposited) the aggregate Merger Consideration with the Payment Agent, for payment to the Company Stockholders pursuant to the provisions of this Article II (such cash amount being referred to herein as the “Exchange Fund”).

(c) Payment Procedures. Promptly following the Effective Time, Parent and Merger Sub shall cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate or certificates (the “Certificates”) or non-certificated Company Shares represented by book-entry (“Book-Entry Shares”), which immediately prior to the Effective Time represented outstanding Company Shares (other than Canceled Company Shares and Dissenting Company Shares) (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or transfer of the Book-Entry Shares to the Payment Agent) and (ii) instructions for use in effecting the surrender of the Certificates or transfer of Book-Entry Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II. Upon (i) surrender of Certificates for cancellation to the Payment Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, or (ii) receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of the transfer as the Payment Agent may reasonably request) in the case of a transfer of Book-Entry Shares, the holders of such Certificates or Book-Entry Shares shall be entitled to receive, and Parent shall cause the Payment Agent to pay, in exchange therefor the Merger Consideration payable in respect of each Company Share formerly represented by such Certificate or Book-Entry Share pursuant to the provisions of this Article II, and the Certificates so surrendered or Book-Entry Shares so transferred shall forthwith be canceled. The Payment Agent shall accept such Certificates or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of such Certificates or transfer of Book-Entry Shares pursuant to this Section 2.7. Until so surrendered or transferred, outstanding Certificates or Book-Entry Shares shall be deemed from and after the Effective Time, to evidence only the right to receive the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II.

(d) Transfers of Ownership. In the event that a transfer of ownership of Company Shares is not registered in the stock transfer books or ledger of the Company, or if Merger Consideration is to be paid in a name other than that in which the surrendered Certificate or transferred Book-Entry Shares are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the surrendered Certificate or transferred Book-Entry Shares are registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer or such Book-Entry Shares are properly transferred and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer or other similar Taxes required by reason of the payment of Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer or other similar Taxes have been paid or are otherwise not payable.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Payment Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to this Article II; provided, however, that Parent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(f) Required Withholding. Each of the Payment Agent, Merger Sub, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under U.S. federal or state, local or non-U.S. law. To the extent that such amounts are so deducted or withheld and remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(g) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(h) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Book-Entry Shares on the date that is six (6) months after the Effective Time shall be delivered to Parent (or its designee) upon demand, and any Company Stockholders who have not theretofore surrendered their Certificates or transferred their Book-Entry Shares evidencing such Company Shares for exchange pursuant to the provisions of this Section 2.7 shall thereafter look for payment of the Merger Consideration payable in respect of the Company Shares evidenced by such Certificates or Book-Entry Shares solely to Parent, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II.

2.8 Necessary Further Action. In the event that, at any time from and after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Corporation shall take all such lawful and necessary action on behalf of the Company and Merger Sub to accomplish the foregoing. From and after the Effective Time, the directors and officers of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly set forth in (x) (i) the Company’s Annual Report filed on Form 10-K on August 28, 2013, for the period ending June 30, 2013, (ii) the Company’s Quarterly Reports filed on Form 10-Q on (A) May 8, 2014, for the period ending March 31, 2014, (B) February 7, 2014, for the period ending December 31, 2013, and (C) November 8, 2013, for the period ending September 30, 2013, (iii) the Company’s Proxy Statement filed on Form DEF 14A on October 10, 2013, as amended on November 1, 2013, and (iv) the Company’s Current Reports filed on Form 8-K on February 12, 2014 and December 5, 2013, November 1, 2013, October 23, 2013 (only with respect to Item 5.02 thereof) and September 13, 2013 (other than any predictive, cautionary or forward looking disclosures contained under the captions “Risk Factors”, “Forward

Looking Statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature or any disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations”) only to the extent that it is reasonably apparent from the text of such reports in the foregoing clauses (i) through (iv) that such disclosure is applicable to any section or subsection of this Article III; provided, however, that the foregoing clause (x) shall not apply to the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.12 and 3.30, and (y) the disclosure schedule delivered by the Company to Parent on the date of this Agreement prior to the execution hereof (the “Company Disclosure Schedule”), which disclosure shall be deemed to qualify or provide disclosure in response to (i) the specific section or subsection of this Article III that specifically corresponds to the section of subsection of the Company Disclosure Schedule in which any such disclosure is set forth, and/or (ii) any other section or subsection of this Article III only to the extent that it is reasonably apparent from the text of such disclosure that such disclosure is applicable to such other section or subsection of this Article III, the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization and Good Standing.

(a) The Company is a corporation duly organized, validly existing and in good standing under Delaware Law. The Company has the requisite corporate power and authority to carry on its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has set forth in Section 3.1(a) of the Company Disclosure Schedule a true and complete list of each jurisdiction in which it is qualified to do business.

(b) The Company has made available to Parent (i) true, correct and complete copies of the certificate of incorporation and bylaws or other constituent governing documents, as amended to date, of the Company, and (ii) true, correct and complete copies in all material respects of the minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings, and any action taken by written consent, of the Company Stockholders, the Company Board and each committee of the Company Board, excluding any minutes related to this Agreement and the transactions contemplated hereby, in each case occurring at any time during the three (3) years prior to the date of this Agreement. The Company is not in violation of its certificate of incorporation or bylaws in any material respect.

3.2 Authorization and Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) or Section 253 of the DGCL, and assuming the accuracy of Parent’s and Merger Sub’s representation and warranty set forth in Section 4.6, to consummate the transactions contemplated hereby and to perform its obligations hereunder.

(b) The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (including the Offer and the Merger) have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions, assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) or Section 253 of the DGCL, and assuming the accuracy of Parent’s and Merger Sub’s representations and warranties set forth in Section 4.2 and Section 4.6, contemplated hereby (including the Offer and the Merger).

(c) The affirmative vote of the holders of a majority of the outstanding Company Shares is the only vote of the holders of any class or series of Company Capital Stock that, absent Section 251(h) of the DGCL, would have been necessary under applicable Law and the Company’s certificate of incorporation and bylaws to adopt, approve or authorize this Agreement and consummate the Merger and other transactions contemplated hereby in their capacity as stockholders of the Company.

(d) At a meeting duly called and held prior to the execution of this Agreement, the Company Board has, upon the terms and subject to the conditions set forth herein, (i) unanimously determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) unanimously determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, taken together, are fair to, and in the best interests of the Company and the Company Stockholders, (iii) unanimously resolved that this Agreement and the Merger be governed by Section 251(h) of the DGCL and that, assuming the accuracy of Parent’s and Merger Sub’s representation and warranty set forth in Section 4.6, the Merger shall be consummated as soon as practicable following the Acceptance Time and that the transactions contemplated hereby (including the Offer and the Merger) as well as the Support Agreements and the transactions contemplated thereby, are not subject to the provisions of, or any restrictions under, the provisions of Section 203 of the DGCL, and (iv) unanimously resolved to recommend that the Company Stockholders accept the Offer, and tender their Company Shares to Merger Sub pursuant to the Offer (the “Company Board Recommendation”). Prior to making the determinations and effecting the approvals set forth in this Section 3.2(d), the Company has received the opinion of Qatalyst Partners LP to the effect that, based upon and subject to the various qualifications and assumptions set forth therein, on the date of such opinion, the consideration to be paid to the holders of the Company Shares (other than Parent or any of its Affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

(e) Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are accurate, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable anti-takeover Law are not applicable to this Agreement and the transactions contemplated hereby (including the Offer and the Merger) or the Support Agreements or the transactions contemplated thereby. No other state takeover statute or similar statute or regulation applies or purports to apply to the Offer, the Merger, the Support Agreements or the transactions contemplated hereby or thereby and no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s certificate of incorporation and bylaws is applicable to the Company Shares, the Merger or the other transactions contemplated by this Agreement.

(f) At a meeting duly called and held at which all members of the Compensation Committee of the Company Board (the “Compensation Committee”) were present, the Compensation Committee (i) duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) promulgated under the Exchange Act, (A) each Company Stock Plan, (B) the treatment of Company Options and Company RSUs in accordance with the terms set forth in this Agreement, the applicable Company Stock Plan and any applicable Employee Plan, (C) the terms of Section 6.9, and (D) each other Employee Plan that under the terms of this Agreement is required to be set forth in Section 3.17(a) of the Company Disclosure Schedule which resolutions have not been rescinded, modified or withdrawn in any way, and (ii) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) promulgated under the Exchange Act with respect to the foregoing arrangements. Each member of the Compensation Committee is an “independent director” within the meaning of the requirements of Rule 14d-10(d) promulgated under the Exchange Act.

(g) This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity.

3.3 Required Governmental Consents. No consent, approval, Order or authorization of, or filing or registration with, or notification to (any of the foregoing being a “Consent”) any Governmental Authority, is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the Offer and the Merger), except (a) the filing and recordation of the Certificate of Merger with the Delaware Secretary of State and such filings with any other Governmental Authorities to satisfy the applicable Laws of states and foreign jurisdictions in which the Company and its Subsidiaries are qualified to do business, (b) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act, (c) Consents required under, and compliance with any applicable requirements of the HSR Act and applicable foreign Antitrust Laws and (d) such other Consents, the failure of which to obtain would not, individually or in the aggregate, have a Company Material Adverse Effect.

3.4 Conflicts. The execution, delivery or performance by the Company of this Agreement, the consummation by the Company of the transactions contemplated hereby (including the Offer and the Merger) and the compliance by the Company with any of the provisions hereof do not and will not (a) violate, conflict with or result in the breach of or constitute a default under any provision of the certificates of incorporation or bylaws or other constituent governing documents of the Company or any of its Subsidiaries, (b) subject to obtaining such Consents set forth in Section 3.4(b) of the Company Disclosure Schedule, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Material Contract, (c) assuming compliance with the matters referred to in Section 3.3, violate or conflict with any applicable Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound or (d) result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, have a Company Material Adverse Effect.

3.5 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 500,000,000 Company Shares and (ii) 10,000,000 shares of Company Preferred Stock. As of the close of business on June 11, 2014, (A) 108,439,490 Company Shares were issued and outstanding, 307,896 of which are subject to a repurchase, forfeiture or other similar right (the “Company Restricted Shares”), (B) no shares of Company Preferred Stock were issued and outstanding, and (C) no shares of Company Capital Stock were held by the Company as treasury shares. All outstanding Company Shares are validly issued, fully paid, non-assessable and free of any preemptive rights. Since the close of business on June 11, 2014, the Company has not issued any shares of Company Capital Stock other than pursuant to the exercise of Company Options , the settlement of Company RSUs, or the exercise of options under the Company ESPP, in all cases, granted either (A) as of the date hereof or (B) following the date hereof as permitted pursuant to Section 5.2(c), in each case, in accordance with the terms of a Company Stock Plan or the Company ESPP, as applicable, as in effect on the date hereof.

(b) As of the close of business on June 11, 2014, 10,475,357 Company Options were outstanding, of which 13,225 are subject to performance based vesting conditions. As of the close of business on June 11, 2014, 3,855,723 Company RSUs were outstanding, of which 3,023 units are subject to performance based vesting conditions. Since June 11, 2014, the Company has not issued or granted any Company Options or Company RSUs other than as permitted pursuant to Section 5.2(c). Section 3.5(b)(i) of the Company Disclosure Schedule sets forth, with respect to each outstanding Company Option as of the close of business on June 11, 2014, the name of the holder of such option, the number of Company Shares issuable upon the exercise of such option, the exercise price of such option, the expiration date of such option, the date on which such option was granted, the vesting schedule for such option (including an indication as to whether any acceleration provisions or any performance based vesting conditions exist with respect thereto), the Company Stock Plan under which such Company Option was granted and whether such option is intended to qualify as an incentive stock option as defined in Section 422 of the Code. Section 3.5(b)(ii) of the Company Disclosure Schedule sets forth, with respect to each outstanding Company RSU as of the close of business on June 11, 2014, the name of the holder of such award, the number of Company Shares subject to such award, the date of grant of such award, the Company Stock Plan under which such Company RSU was granted (if any) and the applicable vesting and/or settlement schedule (including an indication as to whether any acceleration provisions exist with respect thereto). Section 3.5(b)(iii) of the Company Disclosure Schedule sets forth, with respect to all Company Restricted Shares outstanding as of the close of business on June 11, 2014, the name of the holder of such

Company Restricted Shares, the number of Company Restricted Shares held by such holder, the Company Stock Plan under which such Company Restricted Shares were granted and the applicable vesting and/or settlement schedule of such Company Restricted Shares (including an indication as to whether any acceleration provisions exist with respect thereto).

(c) As of the close of business on June 11, 2014, 12,590,022 Company Shares were reserved for future issuance pursuant to stock awards not yet granted under the Company Stock Plans and, since such date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options, Company Restricted Shares or Company RSUs, other than as permitted by Section 5.2(c). True, correct and complete copies of the standard equity award agreements under the Company Stock Plans and each agreement for each Company Option, Company Restricted Share and/or Company RSU that does not conform to the standard equity award agreements under the Company Stock Plans have been made available by the Company to Parent. No Company Options, Company Restricted Shares or Company RSUs have been granted or are outstanding except under and pursuant to a Company Stock Plan. Each grant of Company Options, Company Restricted Shares and Company RSUs was validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the financial statements of the Company in accordance with GAAP consistently applied, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant. No Company Option has an exercise price that has been or may be less than the fair market value of the Company Shares as of the date such Company Option was granted as determined in accordance with the regulations and guidance under Code Section 409A.

(d) Except as set forth in this Section 3.5, as permitted pursuant to Section 5.2(c) or pursuant to the exercise of Company Options, the settlement of Company RSUs, or the exercise of options under the Company ESPP, in all cases, granted either (A) as of the date hereof (and in accordance with their terms as of the date hereof) or (B) following the date hereof as permitted pursuant to Section 5.2(c), there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights, subscriptions, calls, rights of first refusal, preemptive rights, convertible securities, or other rights, commitments or agreements to acquire from the Company, or that obligate the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”) or (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of the Company Securities. There are no outstanding Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or obligate the Company to enter into any such agreements relating to Company Securities. The Company does not have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(e) Neither the Company nor any of its Subsidiaries is a party to any Contracts restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of the Company.

(f) There are no outstanding contractual commitments of the Company or any of its Subsidiaries which obligate the Company or its Subsidiaries to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

3.6 Subsidiaries.

(a) Section 3.6(a) of the Company Disclosure Schedule contains a true, complete and accurate list of the name and jurisdiction of organization of each Subsidiary of the Company. Except for the Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.

(b) Each of the Company’s Subsidiaries (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States) and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to do so, individually or in the aggregate, would not have a Company Material Adverse Effect. Each of the Company’s Subsidiaries has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation and bylaws or other constituent governing documents, as amended to date, of each of the Company’s Subsidiaries. None of the Company’s Subsidiaries is in violation of its certificate of incorporation, bylaws or other applicable constituent governing documents, except for such violations that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c) All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid, non-assessable and are free of preemptive rights and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by the Surviving Corporation of such Subsidiary’s business in any material respect as presently conducted.

(d) There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, warrants, rights, subscriptions, calls, rights of first refusal, convertible securities, or other rights, commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iii) no obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”), (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Subsidiary Securities or (v) Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

3.7 SEC Reports. Since January 1, 2011, the Company has filed or furnished (as applicable) all forms, reports and documents with the SEC that have been required to be so filed or furnished (as applicable) by it under applicable Law prior to the date hereof, and, after the date of this Agreement and until the Effective Time, the Company will timely file or furnish (as applicable) all forms, reports and documents with the SEC that are required to be filed or furnished (as applicable) by it under applicable Law (all such forms, reports and documents, together with any other forms, reports or other documents filed or furnished (as applicable) by the Company with the SEC on or prior to the expiration date of the Offer that are not required to be so filed or furnished, the “SEC Reports”). Each SEC Report complied or will comply, as the case may be, as of its filing date as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and with all applicable provisions of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), each as in effect on the date such SEC Report was or will be filed. True, correct and complete copies of all SEC Reports filed prior to the date hereof, whether or not required under applicable Law, have been made available to Parent or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each SEC Report did not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Since January 1, 2011, neither the Company nor any Subsidiary of the Company has received from the SEC or any other Governmental Authority any written comments or questions with respect to any of the SEC Reports (including the financial statements included therein) or any registration statement filed by any of them with the SEC that (i) remain unresolved or (ii) have been resolved but not publicly disclosed, or any notice from the SEC or other Governmental Authority that such SEC Reports (including the financial statements included therein) or registration statements are being reviewed or investigated, and, to the Company’s Knowledge, there is not, as of the date of this Agreement, any investigation or review being conducted by the SEC or any other Governmental Authority of any SEC Reports (including the financial statements included therein). None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any SEC Report. Neither the Company nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

3.8 Financial Statements and Controls.

(a) The consolidated financial statements of the Company and its Subsidiaries filed in or furnished with the SEC Reports (i) at the time they were filed were prepared in accordance with GAAP then in effect consistently applied by the Company during the periods and at the dates involved (except as may be indicated in the notes thereto), (ii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended, except that the unaudited interim financial statements were subject to normal year-end adjustments which were not material in amount or effect, (iii) in all material respects been prepared from and in accordance with and accurately reflect the consolidated financial position and books and records of the Company and its Subsidiaries as of the dates thereof and (iv) complied with as to form in all material respects with the published rules and regulations of the SEC then in effect with respect thereto.

(b) The Company has established and maintains disclosure controls and procedures (as such terms are defined in Rule 13a-15 under the Exchange Act), which are effective in providing reasonable assurances that information required to be disclosed by the Company in the Company SEC Reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(c) The Company and each of its Subsidiaries have established and maintains a system of internal controls over financial reporting (as such term is defined in Rule 13a-15 under the Exchange Act) which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board, (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, the Company’s independent auditors or any Employees have identified or been made aware of (A) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, (B) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (C) any claim or allegation regarding any of the foregoing and (iv) ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any its Subsidiaries in the Company’s consolidated financial statements.

(e) To the Company’s Knowledge, (i) neither the Company nor any of its Subsidiaries has received any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in any accounting or auditing practices in violation of applicable Law, and (ii) no current or former attorney representing the Company or any of its Subsidiaries has reported in writing evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company.

(f) To the Company’s Knowledge, (i) no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Laws of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(g) The Company is in compliance in all material respects with all applicable and effective provisions of the Sarbanes-Oxley Act and the Dodd-Frank Act.

3.9 Schedule 14D-9; Offer Documents.

(a) The Schedule 14D-9, when filed with the SEC, will comply as to form in all material respects with the applicable requirements of the Exchange Act. At the time the Schedule 14D-9 is filed with the SEC, amended or supplemented or first published, sent or given to the Company Stockholders, and at the expiration date of the Offer, the Schedule 14D-9 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their officers, directors, Affiliates, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9.

(b) None of the information supplied by the Company or its officers, directors, Affiliates, representatives, agents or employees expressly for inclusion in Offer Documents will, at the time any Offer Document is filed with the SEC, amended or supplemented or first published, sent or given to the Company Stockholders, and at the expiration date of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.10 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities other than (a) Liabilities reflected or otherwise reserved against in the Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries included in the SEC Reports filed prior to the date of this Agreement, (b) Liabilities under this Agreement, (c) Liabilities incurred in connection with the transactions contemplated by this Agreement (including the Offer and the Merger) and (d) other Liabilities that, individually or in the aggregate, would not have a Company Material Adverse Effect.

3.11 Absence of Certain Changes.

(a) From the date of the Balance Sheet through the date of this Agreement, there has not been or occurred, nor does there exist, any Company Material Adverse Effect.

(b) From the date of the Balance Sheet through the date of this Agreement, except as otherwise expressly permitted by this Agreement, (i) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice and, (ii) neither the Company nor any of its Subsidiaries has taken, or omitted to take, any action that, if taken, or omitted to be taken, after the date of this Agreement, would constitute a breach of Section 5.2.

3.12 Material Contracts.

(a) For purposes of this Agreement, a “Material Contract” shall mean each of the following to which the Company or any of its Subsidiaries is a party or by which any of their Assets or properties are bound:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to the Company and its Subsidiaries;

(ii) any (A) employment Contract with any Employee providing for an annual base compensation in excess of $250,000 or (B) consulting Contract with any Independent Contractor providing for an annual fees or remuneration for services in excess of $500,000, in each case, (X) that is not terminable upon notice by the Company or any of its Subsidiaries, without cost or other Liability, except for amounts earned prior to the time of termination or (Y) under which the Company or any of its Subsidiaries has continuing obligations as of the date hereof;

(iii) any Contract or plan, including any stock option plan, stock appreciation rights plan, stock incentive plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated hereby (including the Offer and the Merger) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including the Offer and the Merger);

(iv) any Contract containing any covenant, commitment or other obligation (A) limiting in any material respect the right of the Company or any of its Subsidiaries to engage in any line of business, to make use of or enforce any Company Intellectual Property or to compete with any Person in any line of business, (B) granting any exclusive rights, (C) containing a “most favored nation” or similar provision, (D) prohibiting the Company or any of its Subsidiaries (or, after the Effective Time, Parent) from engaging in business with any Person or levying a fine, charge or other payment for doing so, (E) otherwise prohibiting or limiting in any material respect the right of the Company or its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or subassemblies, (F) requiring the Company to purchase or receive NAND chips and/or wafers at the direction of a customer for that customer’s sole benefit or (G) granting a Person (other than any Subsidiary of the Company) the right to manufacture all or part of Company Products;

(v) any IP Contracts listed on Sections 3.21(i) or 3.21(j) of the Company Disclosure Schedule;

(vi) any Contract that is royalty-bearing where such royalties paid, payable, or received or to be received are in excess or $100,000 per year or $500,000 in the aggregate;

(vii) any Contract (A) relating to the disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of Assets that individually or in the aggregate, have a value greater than $100,000, (B) relating to (1) the sale or other transfer of Intellectual Property Rights, or (2) the granting of a Lien (other than Permitted Encumbrances) over Intellectual Property Rights, other than non-exclusive licenses of Company Intellectual Property in the ordinary course of business consistent with past practice, or (C) pursuant to which the Company or any of its Subsidiaries will acquire or dispose of any material ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries;

(viii) any material Contract (including any amendments thereto) with any 2014 Material Customer or 2014 Material Supplier;

(ix) any Contract to provide Source Code to any third party for any Company Product, including any Contract to put such Source Code in escrow with a third party on behalf of a licensee or contracting party;

(x) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $500,000, other than loans to direct or indirect wholly owned Subsidiaries, in each case in the ordinary course of business consistent with past practice;

(xi) any settlement Contract other than (A) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company in the ordinary course of business consistent with past practice or (B) settlement agreements for cash only (which has been paid) and does not exceed $100,000 as to such settlement;

(xii) any Contract for the purchase of materials, supplies, goods, services, equipment or other assets that is not terminable by the Company or any Subsidiary of the Company without material penalty on ninety (90) days’ written notice by the Company or its Subsidiaries and which requires either (A) annual payments by the Company and its Subsidiaries of $1,000,000 or more or (B) aggregate payments by the Company and its Subsidiaries of $5,000,000 or more;

(xiii) any Contract (A) with a Governmental Authority, or (B) pursuant to which the Company or any Subsidiary of the Company agrees to be a supplier under a prime contract with a Governmental Authority or provides a letter of supply to a third party reselling Company Products to a Governmental Authority;

(xiv) the Leases set forth on Section 3.19(b) of the Company Disclosure Schedule; and

(xv) to the extent not already required to be disclosed by another subsection of this Section 3.12, any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination or breach of which would, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Section 3.12(b) of the Company Disclosure Schedule contains a list of all Material Contracts to or by which the Company or any of its Subsidiaries is a party or is bound as of the date hereof, and identifies each subsection of Section 3.12(a) that describes such Material Contract. True and complete copies of all such Material Contracts (including all exhibits and schedules thereto) have been (i) publicly filed with the SEC or (ii) made available to Parent.

(c) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and, to the Company’s Knowledge, each other party thereto, and, to the Company’s Knowledge, is in full force and effect, enforceable against the Company or each such Subsidiary of the Company party thereto, as the case may be, in accordance with its terms, and neither the Company nor any of its Subsidiaries party thereto, nor, to the Company’s Knowledge, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect. As of the date of this Agreement, the Company has not received written notice, and, to the Knowledge of the Company, has not received any other notice, from any other party to any Material Contract that such third party intends to terminate any Material Contract.

3.13 Permits. The Company and its Subsidiaries have, and are in compliance with the terms of, all permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to occupy and operate each Leased Real Property and to conduct their businesses as currently conducted (“Permits”). All such Permits are valid and in full force and effect, and no suspension or cancellation of any such Permits is pending or, to the Company’s Knowledge, threatened, except for such invalidity, noncompliance, suspensions or cancellations that would not, individually or in the aggregate, have a Company Material Adverse Effect.

3.14 Litigation. There is no Legal Proceeding pending or, to the Company’s Knowledge, threatened (a) against the Company, any of its Subsidiaries, or any of the respective owned properties of the Company or any of its Subsidiaries, including the owned Assets or, to the Company’s Knowledge, against any of the respective leased properties of the Company and its Subsidiaries, including the Leased Real Property that (i) involves an amount in controversy in excess of $250,000, (ii) seeks material injunctive relief, (iii) seeks to impose any legal restraint on or prohibition against or limit the Surviving Corporation’s ability to operate the business of the Company and its Subsidiaries substantially as it was operated immediately prior to the date of this Agreement or (iv) individually or in the aggregate with all other pending or threatened Legal Proceedings, would have a Company Material Adverse Effect, or (b) against any current or former director or officer of the Company or any of its Subsidiaries (in their respective capacities as such), whether or not naming the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries nor any of their respective owned properties, including the owned Assets or, to the Company’s Knowledge, any of the respective leased properties of the Company and its Subsidiaries, including the Leased Real Property, is subject to any outstanding Order that would, individually or in the aggregate, (A) be or reasonably be expected to be, material to the business, operations, properties, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken together as a whole, or (B) reasonably be expected to materially impede the ability of the Company to consummate the transactions contemplated by this Agreement (including the Offer and the Merger) in accordance with the terms hereof and applicable Law.

3.15 Taxes.

(a) Each of the Company and its Subsidiaries has prepared and timely filed all U.S. federal income Tax Returns and other material Tax Returns required to be filed by it, and such Tax Returns are, in all material respects, true, correct and complete in accordance with applicable Law.

(b) Each of the Company and its Subsidiaries has (i) timely paid all material Taxes it is required to pay, and (ii) timely withheld (and timely paid over any withheld amounts to the appropriate Governmental Authority) all material Taxes required to be withheld by it, or, in each case, has reserved for such amounts on the Balance Sheet in accordance with GAAP.

(c) Neither the Company nor any of its Subsidiaries had any material liabilities for unpaid Taxes as of the date of the Balance Sheet that had not been accrued or reserved on such Balance Sheet in accordance with GAAP, and neither the Company nor any of its Subsidiaries has incurred any liability for Taxes since the date of the Balance Sheet other than in the ordinary course of business consistent with past practice or in connection with the transactions contemplated by this Agreement.

(d) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax (other than automatic extensions for which no Governmental Authority approval is required), and no power of attorney with respect to any material Taxes has been executed or filed with any Governmental Authority by or on behalf of the Company or any of its Subsidiaries.

(e) No audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any proposed audit or other examination. No material adjustment relating to any Tax Return filed by the Company has been proposed by any Governmental Authority which has not been fully paid, otherwise resolved or adequately reserved in the consolidated financial statements of the Company filed or furnished with the SEC Reports. No written claim has ever been made by any Governmental Authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that any of them is or may be subject to taxation by that jurisdiction.

(f) There are no Liens on the Assets of the Company or any of its Subsidiaries relating or attributable to Taxes, other than Permitted Encumbrances.

(g) Neither the Company nor any of its Subsidiaries has (a) ever been a member of an affiliated, consolidated, combined, aggregate or unitary group (including within the meaning of Code §1504(a)) filing a consolidated Tax Return (other than a group the common parent of which was the Company), (b) ever been a party to any Tax sharing or allocation agreement other than any such agreement the only parties to which are the Company and one or more Subsidiaries of the Company (or commercial agreements, the primary purpose of which is not related to Taxes), (c) any liability for the Taxes of any person (other than the Company or a Subsidiary of the Company) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign applicable Law), or as a result of filing Tax Returns on a consolidated, combined, or unitary basis with such person or (d) as a transferee or successor, by contract, by operation of applicable Law or otherwise (including, without limitation, liability for social security payments for subcontractors).

(h) The Company and each of its Subsidiaries is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order.

(i) There is no Contract to which the Company or any of its Subsidiaries is a party, which, individually or collectively, could, and neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) will, give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) or Section 280G of the Code and no director, officer, employee or independent contractor of the Company is entitled to receive any gross-up or additional payment by reason of the tax required by Section 4999 of the Code being imposed on such person.

(j) Each Employee Plan and contract, agreement or arrangement between the Company or any ERISA Affiliate and any Employee, in each case, that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code (or any state law equivalent) and the regulations and guidance thereunder (“Section 409A”) has been at all times since January 1, 2005 (of, if later, the date it became effective) in operational compliance with Section 409A and at all times since January 1, 2009 (of, if later, the date it became effective) in documentary compliance with Section 409A. There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party covering any Employee of the Company, which individually or collectively could require the Company or any of its Affiliates to pay a Tax gross up payment to, or otherwise indemnify or reimburse, any Employee for Tax related payments under Section 409A. There is no contract, agreement, plan or arrangement to which the Company or any Subsidiary of the Company is a party, which, individually or collectively, could reasonably be expected to give rise to a Parent, Company or Company Subsidiary Tax under Section 409A of the Code or that could reasonably be expected to give rise to an Employee Tax and/or Company or Company Subsidiary reporting obligations under Section 409A of the Code.

(k) Since January 1, 2012, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(l) Neither the Company nor any of its Subsidiaries has engaged in a reportable transaction under Treas. Reg. § 1.6011-4(b), including any transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treas. Reg. § 1.6011-4(b)(2).

3.16 Environmental Matters. The Company and its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws except for such noncompliance that would not, individually or in the aggregate, have a Material Adverse Effect. No action, proceeding, amendment procedure, writ, injunction or claim is pending, or to the Company’s Knowledge, threatened, concerning or relating to the operations of the Company or any Subsidiary of the Company that seek to impose, or that is reasonably likely to result in the imposition of, any material liability or material obligation arising under any Environmental Law upon the Company or any of its Subsidiaries.

3.17 Employee Benefit Plans.

(a) For purposes hereof, “Employee Plans” means (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) all other employment, consulting and independent contractor agreement, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, insurance, vacation, incentive, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, programs, agreement, contracts, policies or arrangements (whether or not in writing) maintained or contributed to for the benefit of or relating to any Employee of the Company or any ERISA Affiliate, or with respect to which the Company, any of its Subsidiaries or any ERISA Affiliate has any material Liability (together the “Employee Plans”). Section 3.17(a) of the Company Disclosure Schedule contains a list of all material Employee Plans. With respect to each Employee Plan, the Company has made available to Parent complete and accurate copies of (A) the three most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (B) the most recent determination letter or opinion letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (C) the plan documents and summary plan descriptions, or a written description of the terms of any Employee Plan that is not in writing; (D) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (E) all Contracts and other important documentation (e.g., actuarial reports) relating to each Employee Plan, including administrative service agreements; (F) all discrimination tests for each Employee Plan for the most recent plan year; (G) any notices to or from the IRS or any office or representative of the DOL or any similar Governmental Authority relating to any compliance issues in respect of any such Employee Plan in the past two (2) years; (H) if the Employee Plan is funded, the most recent annual and periodic accounting of Employee Plan assets (I) with respect to each Employee Plan that is maintained in any non-U.S. jurisdiction (the “International Employee Plans”), to the extent applicable, (x) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan and (y) any document comparable to the determination letter reference under clause (B) above issued by a Governmental Authority relating to the satisfaction of applicable Law necessary to obtain the most favorable tax treatment and (J) all amendments, modifications or supplements to any such document.

(b) Each Employee Plan has been maintained, operated and administered in compliance in all material respects with its terms and with all applicable Law, including the applicable provisions of ERISA, the Code and the codes of practice issued by any Governmental Authority. To the extent legally required, each International Employee Plan has been approved by the relevant taxation and other Governmental Authorities.

(c) Each Employee Plan that is intended to be “qualified” under Section 401 of the Code has received a current favorable determination letter (or opinion letter, if applicable) from the IRS to such effect, to the Company’s Knowledge, and no fact, circumstance or event has occurred or exists since the date of such determination letter that would reasonably be expected to materially and adversely affect the qualified status of any such Employee Plan.

(d) Except as would not reasonably be expected to result in any material Liability to the Company or its Subsidiaries, the Company and its respective Subsidiaries have timely made all contributions, premiums and other payments required to be made with respect to any Employee Plan under applicable Law, any applicable Collective Bargaining Agreement and the terms of such Employee Plan. To the Company’s Knowledge, no event has occurred and there currently exists no condition or set of circumstances in connection with which the Company or any of its Subsidiaries reasonably could be expected to be subject to any material liability under the terms of any Employee Plan, ERISA, the Code or codes of practice issued by any Governmental Authority, Collective Bargaining Agreement or any other applicable Law. Except as required by applicable Law, neither the Company nor any of its Subsidiaries has any legally binding commitment to amend or establish any new Employee Plan or to continue or increase any benefits under any Employee Plan, or to maintain any such benefits or the level of any such benefits generally for any period.

(e) There are no Legal Proceedings pending or, to the Company’s Knowledge, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(f) None of the Company, any of its ERISA Affiliates, or, to the Company’s Knowledge, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which would reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Employee Plan or for which the Company or any of its Subsidiaries has any indemnification obligation.

(g) Neither the Company nor any ERISA Affiliate has or could reasonably be expected to have any direct or contingent liability with respect to any (1) a “defined benefit plan” (as defined in Section 414 of the Code), (2) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (3) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA) (in each case under clause (1), (2) or (3) whether or not subject to ERISA), (4) a “funded welfare plan” within the meaning of Section 419 of the Code or (5) subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA.

(h) No Employee Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA provides benefits to former employees of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar state, local or foreign Law or at the sole cost of the former employee.

(i) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (including the Offer or the Merger) will,

either alone or in conjunction with any other event, (i) except as specifically provided in this Agreement, result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) except as specifically provided in this Agreement, result in the acceleration of the time of payment or vesting of any such benefit or compensation, or (iv) result in any forgiveness of indebtedness, trigger any funding obligation under any Employee Plan or impose any restrictions or limitations on the Company’s rights to administer, amend or terminate any Employee Plan.

(j) Neither the Company nor any ERISA Affiliate has violated Section 402 of the Sarbanes-Oxley Act of 2002.

(k) All contracts of employment or for services with any employee of the Company or any ERISA Affiliate who provide services outside the United States, or with any director, independent contractor or consultant of or to the Company or any of its Subsidiaries can be terminated by thirty (30) days’ notice or less given at any time without giving rise to any claim for damages, severance pay, or compensation (other than a statutory redundancy payment or notice period applicable by virtue of applicable Law or compensation for unfair dismissal applicable by virtue of law or any equivalent remedy under applicable local law or pursuant to any written agreement provided to Parent prior to the date hereof).

(l) Except as required by applicable Law, no condition or term under any relevant Employee Plan exists which would prevent Parent or the Surviving Corporation or any of its Subsidiaries from terminating or amending any Employee Plan, including any International Employee Plan at any time for any reason without liability to Parent or the Surviving Corporation or any of its Subsidiaries (other than ordinary administration expenses or routine claims for benefits).

3.18 Labor Matters.

(a) As of the date of this Agreement, no manager, director, officer, key engineering or technical employee, or group of employees, or Independent Contractor of the Company or any of its Subsidiaries has provided written notice to the Company or any Company Subsidiary that it intends to terminate his, her or their employment, consulting, or independent contractor relationship. For purposes of this Agreement, “Independent Contractor” means any individual independent contractor or consultant of the Company or any of its Subsidiaries that receives (or would be expected to receive, if a full year of service had been provided) annual fees or remuneration for services in excess of $75,000 per calendar year; provided, however, that “Independent Contractor” shall not include professional service providers.

(b) Neither the Company nor any of its Subsidiaries is a party to any Contract or arrangement between or applying to, one or more employees and a trade union, works council, group of employees or any other employee representative body, for collective bargaining or legally or contractually required negotiating or consultation purposes or reflecting the outcome of such collective bargaining or legally or contractually required negotiation or consultation with respect to their respective employees with any labor organization, union, works council or other employee representative body, or is bound by any equivalent national or sectoral agreement (each, a “Collective Bargaining Agreement”). There are no proceedings pending or, to the Company’s Knowledge, any activities pending or activities or proceedings threatened or reasonably anticipated, by any labor organization, union, or employee representative body thereof to organize any such employees. There are no current lockouts, strikes, slowdowns, concerted refusal to work overtime, work stoppages or, to the Company’s Knowledge, threats thereof by or with respect to any employees of the Company or any of its Subsidiaries.

(c) There are no material grievances or arbitrations outstanding against the Company or any of its Subsidiaries; nor are there any unfair labor practice complaints pending, or, to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries before the National Labor Relations Board or any court, tribunal or other Governmental Authority, or any current union representation questions involving employees of the Company or any of its Subsidiaries.

(d) The Company and its Subsidiaries have complied in all material respects with applicable Law and Orders relating to employment, employment practices, terms and conditions of employment, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to employees: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). The employment of each employee of the Company and its Subsidiaries is terminable at will without material cost or liability to the Company or its Subsidiaries, except for amounts earned prior to the time of termination, other than pursuant to agreements (or forms thereof) provided to Parent prior to the date hereof or for severance.

(e) Except as would not, individually or in the aggregate, be or reasonably be expected to be, material to business, operations, properties, assets, liabilities, condition(financial or otherwise) or results of operations of the Company and its Subsidiaries, taken together as a whole, (i) individuals who are or were performing consulting or other services for the Company or any of its Subsidiaries have been classified correctly in all material respects by the Company or its Subsidiaries as either “independent contractors” (or comparable status in the case of any of its foreign Subsidiaries) or “employees” as the case may be, (ii) at the Effective Time, with respect to those individuals still performing consulting services for the Company or its Subsidiaries as of the Effective Time, such individuals will qualify for such classification and (iii) all individuals who are or were classified as employees as of the Effective Time have been correctly classified as exempt or non exempt, as the case may be, under the Fair Labor Standards Act or other applicable Laws.

(f) Neither the Company nor any Subsidiary of the Company has taken any action in the four (4) years prior to Closing which would constitute a “plant closing” or “mass layoff” within the meaning of the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or similar foreign, state or local applicable Law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar foreign, state or local applicable Law, or incurred any liability or obligation under the WARN Act or any similar foreign, state or local applicable Law with respect to which any obligation remains unsatisfied. No terminations prior to the Closing (without taking into account any terminations with which they may be aggregated for terminations after the Closing) would trigger any notice or other obligations under the WARN Act or similar foreign, state or local applicable Law for which such notices or other obligations have not been satisfied.

(g) There are no complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened before any Governmental Authority based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual. Neither the Company nor any Subsidiary of the Company has received written notice of the intent of any Governmental Authority responsible for the enforcement of labor or employment Laws, such as those regulating the wages and hours of work, child labor, discrimination or fair employment practices, immigration, affirmative action, or occupational health and safety, to conduct an investigation or notice that such an investigation is in progress.

(h) The current employees of the Company and its Subsidiaries are authorized and, to the Company’s Knowledge, have appropriate documentation to work in each jurisdiction in which such employees are working. Each of the employees of the Company and its Subsidiaries who is working in a jurisdiction where he or she is not a citizen or permanent resident of such jurisdiction has provided documents indicating that he or she is authorized under applicable local immigration Laws to work in his or her current position for the Company or any of its Subsidiaries and, to the Company’s Knowledge, no such employee requires authorization from any Governmental Authority to be employed in his or her current position by the Company or any of its Subsidiaries.

(i) Neither the Company nor any of its Subsidiaries is subject to any obligation under applicable Laws or otherwise to inform and/or consult with any labor union, labor organization, works council or any other employee representative body in connection with this Agreement, the arrangements proposed in this Agreement, the transactions contemplated hereby and/or the Closing.

(j) To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is in material violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other similar obligation: (i) to the Company or any Subsidiary of the Company or (ii) to a former employer of any such employee relating (A) to the right of such employee to be employed by the Company or such Subsidiary of the Company or (B) to the knowledge or use of trade secrets or proprietary information.

3.19 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns or has ever owned any real property.

(b) Section 3.19(b) of the Company Disclosure Schedule contains a true, complete and accurate list of all of the existing leases, subleases or other agreements (collectively, the “Leases”) under which the Company or any of its Subsidiaries, as of the date of this Agreement, uses or occupies or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property”); provided, however, that the term “Leases” and “Leased Real Property” shall exclude the following real property and any lease, license or other occupancy agreement entered into by the Company or any Subsidiary with respect thereto: (i) leases, subleases or other agreements for residential apartments that are subject to a Lease that (A) can be terminated by the Company or any Subsidiary of the Company on sixty (60) days’ notice or less given at any time without payment or other Liability to the Company or any Subsidiary of the Company and (B) require aggregate payments of no more than $200,000 over the term of all such Leases, and (ii) executive office suites, virtual office centers and similar arrangements, such as Regus office centers, that (A) can be terminated by the Company or any Subsidiary of the Company on sixty (60) days’ notice or less given at any time without payment or other Liability to the Company or any Subsidiary of the Company and (B) require aggregate payments of no more than $200,000 over the term of all such leases, subleases or other agreements, (collectively, “Excluded Leases”). The Company has made available to Parent true, correct and complete copies of all Leases (including all modifications, amendments, supplements, consents, waivers and side letters thereto). To the Company’s Knowledge, each Lease is in full force and effect in accordance with its terms and the Company and/or its Subsidiaries have and own valid leasehold estates in each Leased Real Property, free and clear of all Liens other than Permitted Encumbrances.

(c) Section 3.19(c) of the Company Disclosure Schedule contains a list in all material respects of all of the existing Leases entered into by the Company or any of its Subsidiaries granting to any Person, other than the Company or any of its Subsidiaries, any subleasehold estate, license to use or occupy, or other right, now or in the future, in any of the Leased Real Property.

(d) Neither the Company nor any of its Subsidiaries is in material breach of or default under, or has received written notice of any material breach of or default under, any Lease, and, to the Company’s Knowledge, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries or any other party thereto.

(e) To the Company’s Knowledge, each Leased Real Property is in reasonably good operating condition and repair.

3.20 Tangible Personal Property. The machinery, equipment, furniture, fixtures and other tangible property and assets owned, leased or used by the Company or any of its Subsidiaries (the “Assets”) are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as presently conducted and the Company and its

Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such Assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens (other than Permitted Encumbrances).

3.21 Intellectual Property.

(a) Section 3.21(a) of the Company Disclosure Schedule contains a list of all Company Products owned by the Company or any of its Subsidiaries as of the date of this Agreement, which list, for clarity, does not contain each individual iteration or version of such Company Products.

(b) Section 3.21(b)(i) of the Company Disclosure Schedule sets forth as of the date of this Agreement a true and complete list of all Registered Intellectual Property owned by, filed in the name of, or licensed exclusively to, the Company or any of its Subsidiaries, indicating for each item, which is owned and which is exclusively licensed, and the registration or application number, the applicable filing jurisdiction, and the status of such application or registration (“Company Registered Intellectual Property”). Except as specified on Section 3.21(b)(i) of the Company Disclosure Schedule, each item of Company Registered Intellectual Property that is owned by the Company or any of its Subsidiaries has not expired, been cancelled, or been abandoned and (other than patent applications) is subsisting and, to the Company’s Knowledge, valid and enforceable. The Company or one of its Subsidiaries is listed in the records of the appropriate United States, state or foreign authority as the sole owner for each item of Company Registered Intellectual Property. There are no Legal Proceedings pending before any court, tribunal or agency (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) relating to any of the Company Registered Intellectual Property other than office actions in the ordinary course in connection with any applications for Company Registered Intellectual Property. Except for those items of Company Registered Intellectual Property that are identified as abandoned or expired on Section 3.21(b)(i) of the Company Disclosure Schedule, all necessary registration, maintenance and renewal fees currently due have been paid, and all necessary documents, recordations and certificates have been filed, for the purposes of maintaining the Company Registered Intellectual Property. Section 3.21(b)(ii) of the Company Disclosure Schedule sets forth all actions that must be taken by the Company prior to October 31, 2014, including the payment of any registration, maintenance, renewal fees, annuity fees and taxes or the filing of any documents, applications or certificates, in each case, for the purpose of maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property.

(c) All Company Intellectual Property that is owned by the Company or any of its Subsidiaries is free and clear of all Liens other than Permitted Encumbrances. Neither the Company nor any of its Subsidiaries has granted to any person a joint ownership interest of, or has granted or permitted any person to retain, any exclusive rights that remain in effect in, any Intellectual Property Rights that is or was Company Intellectual Property. Neither the Company nor any of its Subsidiaries has transferred to any person in the prior five (5) years ownership of any Intellectual Property Right that was Company Intellectual Property and that at the time of the transfer was material to the conduct of the business of the Company and its Subsidiaries.

(d) The Company and its Subsidiaries own or are validly licensed to all rights necessary to exploit all Intellectual Property Rights and Technology that are material to the conduct of their respective businesses as presently conducted except as reasonably would not be expected to give rise to a material liability of the Company or any of its Subsidiaries or result in an injunction that would impair the ability of the Company or any of its Subsidiaries to conduct their businesses in the manner in which they are currently conducted, all of which rights (other than with respect to Commercially Available Licenses) shall survive unchanged the consummation of the transactions contemplated by this Agreement without the payment of any additional amounts or consideration other than ongoing fees, royalties, payments or other consideration that the Company and its Subsidiaries would otherwise be required to pay or provide had the Agreement and the transactions contemplated by this Agreement not occurred, provided that no representation and warranty is made in this Section 3.21(d) as to the non-infringement of any Intellectual Property Rights of any third party by the Company or any of its Subsidiaries.

(e) Neither the Company Products, nor the past or current conduct or operations of the Company or its Subsidiaries have infringed or misappropriated the Intellectual Property Rights of any third party, or have violated any right of any person (including any right to privacy or publicity), or have constituted, unfair competition or trade practices under any applicable Law that reasonably could be expected to give rise to a material liability of the Company or any of its Subsidiaries or result in an injunction that would impair the ability of the Company or any of its Subsidiaries to conduct their businesses in the manner in which they are currently conducted. No Legal Proceeding has been filed against the Company or any of its Subsidiaries by, and none of the Company or its Subsidiaries has received written or, to the Company’s Knowledge, oral notice from, any third party in the four (4) years prior to the date hereof (i) challenging the scope, ownership, validity or enforceability of the Intellectual Property Rights owned by the Company or its Subsidiaries or (ii) in which it is alleged that any Company Product or the operation or conduct of the business of the Company or any of its Subsidiaries, infringes or misappropriates the Intellectual Property Rights of any third party, violates the rights of any third party (including any right to privacy or publicity), or constitutes unfair competition or trade practices under any applicable Law. The Company has not obtained any opinions or memoranda of counsel relating to infringement, validity or enforceability of any third party Intellectual Property Rights, except those opinions or memoranda of counsel which are listed without identifying the relevant third party on Section 3.21(e) of the Company Disclosure Schedule.

(f) To the Company’s Knowledge, no person is misappropriating, infringing, diluting or violating any Company Intellectual Property that is material to the business of the Company and its Subsidiaries. None of the Company or its Subsidiaries has brought any claims, suits, arbitrations or other adversarial proceedings before any court, Governmental Authority or arbitral tribunal against any third party with respect to any Company Intellectual Property which remain unresolved as of the date hereof.

(g) In each case in which the Company or any of its Subsidiaries has engaged or hired a third party for the purpose of developing or creating any Intellectual Property Rights or Technology for any of them, or the Company or any of its Subsidiaries has acquired or purported to acquire ownership of any Intellectual Property Rights or Technology from any person, in each case, that is material to the conduct of the businesses of the Company and its Subsidiaries as currently conducted, the Company or any of its Subsidiaries, as the case may be, has obtained a valid and enforceable assignment sufficient, without the need for further payment or other compensation (except for ongoing fees due pursuant to the In-License under which the Company or any of its Subsidiaries has engaged or hired such third party), to irrevocably transfer all such Intellectual Property Rights (including the right to seek past and future damages with respect thereto) and Technology to the Company or any of its Subsidiaries (including waivers of Moral Rights to the fullest extent allowed under applicable Law), and, in the case of any such Intellectual Property Rights that are Registered Intellectual Property, the Company or any of its Subsidiaries has recorded each such assignment with respect thereto with the relevant Governmental Authority.

(h) The Company and its Subsidiaries have taken commercially reasonable measures necessary to maintain and protect its Trade Secrets and the Trade Secrets provided to the Company or any of its Subsidiaries by any other person. Without limiting the generality of the foregoing, the Company and its Subsidiaries have, and enforce, a policy requiring each employee, individual consultant and individual independent contractor (whether such individual is a current or former employee, consultant or independent contractor as of the date hereof) involved in the creation of Intellectual Property Rights or Technology for any of them or that has or may have accessed any Company proprietary information or Trade Secrets to execute proprietary information and confidentiality agreements or consulting agreements which (i) assign to the Company or its Subsidiaries (to the extent assignable, and if not assignable, waive to the extent waivable) all right, title and interest (including the sole right to enforce) in any Intellectual Property Rights created or developed by such employee, consultant or contractor in the course of employment or providing services to the Company or its Subsidiaries and (ii) provide reasonable protection for Trade Secrets of the Company and its Subsidiaries. All current and former employees, consultants and independent contractors of the Company or its Subsidiaries that have created any Intellectual Property Right or Technology for the Company or its Subsidiaries (other than Intellectual Property Rights or Technology that is immaterial to the business of the Company or any of its Subsidiaries) have executed such an agreement. No current or former director, officer, or employee of the Company or its Subsidiaries will, after giving effect to the transactions contemplated hereby, own or retain any ownership or license rights to any of the Company Intellectual Property other than rights that existed prior to and notwithstanding the transaction contemplated hereby. The Company or its Subsidiaries has not made any submission to, nor is subject to any agreement with, any standards body or other entity that would obligate the Company or its Subsidiaries to grant licenses to or otherwise impair or limit its control of any Company Intellectual Property. No funding, facilities, resources or personnel of any Governmental Authority and no funding, facilities, resources or faculty of any educational institution were used by the Company or its Subsidiaries, directly or, to the Company’s Knowledge, indirectly, to develop or create, in whole or in part, any of the Company Intellectual Property.

(i) Section 3.21(i) of the Company Disclosure Schedule contains a list, as of the date of this Agreement, of all In-Licenses, other than any licenses (to the extent not covering any materials incorporated into, used with or distributed with the Company Products) for (i) Open Source Materials, and (ii) commercially available, off-the-shelf software (including software licensed through software as a service arrangements), (I) for which the Company or any of its Subsidiaries has paid less than $250,000 in aggregate, or (II) that is solely used internally as part of the Company’s or any of its Subsidiaries’ information technology systems (collectively, “Commercially Available Licenses”).

(j) Section 3.21(j) of the Company Disclosure Schedule contains a list of, as of the date of this Agreement, of all Out-Licenses other than Ordinary Course Licenses. (The Out-Licenses together with the In-Licenses, the “IP Contracts”).

(k) The consummation of the transactions contemplated hereby (including the Offer and the Merger), will not (solely with respect to Contracts to which the Company or any of its Subsidiaries are a party) (i) materially violate or result in the breach, modification, cancellation, termination, or suspension of any IP Contract, (ii) result in the release of any Source Code or other proprietary Technology of the Company or its Subsidiaries or the Surviving Corporation or in the granting of any right or licenses to any Company Intellectual Property to any third party, (iii) result in Parent or any of its Subsidiaries (excluding the Surviving Corporation and any of its Subsidiaries) granting to any third party any rights to or with respect to, or non-assertion under, any Intellectual Property Rights owned by, or licensed to, any of them, (iv) result in the Company or its Subsidiaries or the Surviving Corporation being required under a Contract to procure or attempt to procure from Parent or any of its Subsidiaries a license grant to, or covenant not to assert in favor of, any Person; (v) subject Parent, any of its affiliates or the Surviving Corporation to any non-compete or other restriction on the operation or scope of their respective businesses, (vi) result in Parent or any of its Subsidiaries (excluding the Surviving Corporation and any of its Subsidiaries) being obligated to pay any royalties or other amounts, or offer any discounts, to any third party (other than payments that would have been owing absent the consummation of the transactions contemplated hereby), (vii) result in the Surviving Corporation granting to any third party any rights to or with respect to, or non-assertion under, any Intellectual Property Rights owned by, or licensed to, the Surviving Corporation (other than any grant of rights or non-assertion that would have been granted absent the consummation of the transactions contemplated hereby), or (viii) result in the Surviving Corporation being obligated to pay any royalties or other amounts, or offer any discounts, to any third party (other than payments that would have been owing absent the consummation of the transactions contemplated hereby).

(l) To the Company’s Knowledge, all use and distribution of Company Products and any Open Source Materials by or through the Company or its Subsidiaries is in compliance (other than with respect to the inadvertent omission of any applicable copyright notices, warranty obligations or attribution requirements) with all Open Source Licenses applicable thereto. On June 10, 2014, the Company provided to Black Duck Software, Inc. a complete and accurate copy of the Source Code for each of the Company Products specified on Section 3.21(l) of the Company Disclosure Schedule. Except as set forth in Section 3.21(l) of the Company Disclosure Schedules, the Company or its Subsidiaries has not (i) rendered any Source Code owned by the Company, or Source Code licensed by the Company (other than Open Source Materials) in violation of the applicable license agreement, subject to any Open Source License, or (ii) licensed or granted a third party the right to obtain any Source Code owned by the Company, or Source Code licensed by the Company (other than Open Source Materials) in violation of the applicable license agreement, in any Company Product (including in any such case, any conditional right to access, or under which Company or any of its Subsidiaries has established any escrow arrangement for the storage and conditional release of any Source Code).

(m) Section 3.21(m) of the Company Disclosure Schedule identifies each Contract pursuant to which the Company or its Subsidiaries has deposited, or is or may be required to deposit, with an escrow agent or any other Person, any Source Code that is Company Intellectual Property, and describes whether the execution of this Agreement or any of the other transactions contemplated by this Agreement will result in a release from escrow of any Source Code that is Company Intellectual Property. No event has occurred and no circumstance or condition exists that (with or without notice or lapse of time, or both) will result in the disclosure or delivery by the Company or its Subsidiaries or any Person acting on their behalf to any Person of any Source Code that is Company Intellectual Property under such Contract. No such Source Code that is Company Intellectual Property has been disclosed, delivered or licensed by Company or its Subsidiaries to a third Person, except to employees, consultants, independent contractors and agents of the Company or any of its Subsidiaries acting on the Company’s or its Subsidiaries’ behalf.

(n) No Legal Proceeding by any third party is pending against the Company or any of its Subsidiaries, and no written or, to the Company’s Knowledge, oral notice of any such Legal Proceeding has been received by the Company or any of its Subsidiaries in the prior five (5) years with respect to any material warranty claim relating to any Company Products (including with respect to any delay, defect, deficiency, or security or service level failure of any product, or quality of any service) or with respect to the breach of any agreement (including any Out-License) under which such Company Products have been supplied or provided, in each case, which remain unresolved as of the date hereof.

(o) Prior to the date of this Agreement, the Company has made available to Parent a true and correct list of the known severity level 1 bugs, defects and errors in the Company Products and Company Intellectual Property as of the date the list was made available to Parent. No current Company Product contains any computer code or instructions incorporated into such Company Product by or on behalf of Company or its Subsidiaries that (i) is designed to disrupt the operation of the Company Product, (ii) disables the Company Product based on the elapsing of a period of time, the exceeding of an authorized number of copies, or the advancement to a particular date (e.g., “time bomb”), (iii) permits the Company or any third party to access any computer system of an end user of the Company Products (e.g., “back door”), or (iv) permits the Company to track, monitor, or otherwise report the operation and use of the Company Products.

(p) There are no covenants not to sue, consent decrees, settlement agreements, legal judgments, or legal orders that restrict the rights of the Company or its Subsidiaries to use, transfer, license or enforce any of the Company Intellectual Property.

(q) The Company and its Subsidiaries have used industry standard virus scanning procedures designed to protect against viruses, worms, and other malicious software routines adversely affecting the information technology systems used in connection with the operation of the Company and its Subsidiaries. The Company and its Subsidiaries have commercially reasonable disaster recovery and business continuity plans, procedures and facilities for the business. To the Knowledge of the Company, there have been no material unauthorized intrusions or breaches of the security of such information technology systems.

(r) To the Company’s Knowledge, there is no presently pending or threatened, civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings or demand letters relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship relating to any Company Product, including any failure to warn or alleged breach of express or implied warranty or representation,.

(s) The Company and its Subsidiaries provide accurate notice of their privacy practices on all of its websites. The privacy policy or policies providing this notice and the periods each policy has been in effect are set forth in Section 3.21(s) of the Company Disclosure Schedule (hereinafter collectively, the “Privacy Policies”). The Company’s and its Subsidiaries privacy practices conform, and at all times have conformed, in all material respects to the then-applicable Privacy Policy except as reasonably would not be expected to give rise to a Company Material Adverse Effect. The Company and its Subsidiaries have complied with all applicable Law relating to (a) the privacy of users of the Company Products and all of the Company’s and its Subsidiaries’ websites, and (b) the collection, use, storage and disclosure of any personally identifiable information collected or stored by the Company or its Subsidiaries or by third parties acting on Company’s or its Subsidiaries’ behalf or having authorized access to the Company’s or its Subsidiaries’ records, including personally identifiable information with respect to the Company’s or its Subsidiaries’ employees; except, in each case, as reasonably would not be expected to give rise to a Company Material Adverse Effect. To the Knowledge of the Company, there has been no unauthorized access to, unauthorized disclosure of, or other misuse of any such personally identifiable information collected by the Company or its Subsidiaries. To the Knowledge of the Company, the Company and its Subsidiaries have at all times complied with applicable Laws relating to electronic communications privacy, law enforcement access, reporting of illegal content, and data retention.

3.22 Compliance with Laws. The Company and each of its Subsidiaries are in compliance with, and since January 1, 2010 have not received written notice of any default or violation of, any Laws and Orders applicable to the Company and its Subsidiaries or such properties or to the conduct of the business or operations of the Company and its Subsidiaries, except for such violations or noncompliance that would not, individually or in the aggregate, have a Company Material Adverse Effect.

3.23 Export Control and Import Laws.

(a) To the Company’s Knowledge, (i) the Company and each of its Subsidiaries have complied in all material respects with all applicable export and reexport control laws and regulations (“Export Controls”), including but not limited to the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control, and the International Traffic in Arms Regulations maintained by the Department of State and any applicable anti-boycott compliance regulations, (ii) neither the Company nor any of its Subsidiaries has knowingly sold, exported, reexported, transferred, diverted, or otherwise disposed of any products, software, or technology (including products derived from or based on such technology) to any destination, entity, or person prohibited by the Laws or regulations of the United States or any other country, without obtaining prior authorization from the competent Governmental Authorities as required by those Laws and regulations, (iii) the Company and its Subsidiaries are in compliance in all material respects with all applicable U.S. and foreign import laws and regulations (“Import Restrictions”), including but not limited to Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.

(b) To the Company’s Knowledge, the Company and its Subsidiaries have complied in all material respects with all terms and conditions of any license issued or approved by the Directorate of Defense Trade Controls of the United States Department of Defense, the Bureau of Industry and Security of the United States Department of Commerce, or the Office of Foreign Assets Control which is or has been in force since January 1, 2009.

(c) To the Company’s Knowledge, except pursuant to valid licenses, the Company and its Subsidiaries have not released or disclosed controlled technical data or technology to any foreign national whether in the United States or abroad.

(d) No action, proceeding, writ, injunction, claim, request for information, or subpoena is pending, or to the Company’s Knowledge, threatened, concerning or relating to any export or import activity of the Company or any Subsidiary of the Company. No voluntary self-disclosures have been filed by or for the Company or any of its Subsidiaries with respect to possible violations of Export Controls and Import Restrictions.

(e) To the Company’s Knowledge, there is not any fact or circumstance that could reasonably result in any liability for violation of Export Control and Import Restrictions.

(f) To the Company’s Knowledge, the Company and its Subsidiaries have maintained in all material respects all records required to be maintained in the Company’s and its Subsidiaries’ possession as required under the Export Control and Import Restrictions.

3.24 Anti-Corruption and Anti-Bribery Laws.

(a) To the Company’s Knowledge, neither the Company nor any of its Subsidiaries (including any of their officers, directors, agents, distributors, employees or other Persons acting on their behalf) has, directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful payments to political parties or candidates for political office, made any unlawful payment to foreign or domestic government officials or employees or made any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, or taken any action, in each case that would cause it to be in violation of any applicable Anti-Corruption or Anti-Bribery Laws.

(b) To the Company’s Knowledge, there are no pending or threatened claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court actions against the Company with respect to any Anti-Corruption and Anti-Bribery Laws.

(c) The Company and its Subsidiaries have established and maintain a compliance program and reasonable internal controls and procedures appropriate to the requirements of Anti-Corruption and Anti-Bribery Laws. The Company and its Subsidiaries have effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of any Anti-Corruption and Anti-Bribery Laws will be prevented, detected and deterred.

3.25 Customers; Suppliers.

(a) Customers. Section 3.25(a) of the Company Disclosure Schedule sets forth a list of all customers of the Company and its Subsidiaries with at least $1,000,000 in net revenue for either of the following periods: (i) the fiscal year ended June 30, 2013 (each, a “2013 Material Customer”) and (ii) through the eleven months ended May 31, 2014 (each, a “2014 Material Customer” and together with the 2013 Material Customers, the “Material Customers”). Such list includes the net revenue for (i) the fiscal year ended June 30, 2013 and (ii) the eleven months ended May 31, 2014. Neither the Company nor any of its Subsidiaries has received any written, or to the Company’s Knowledge, oral notice from any Material Customer that such customer shall not continue as a customer of the Company (or the Surviving Corporation or Parent) or that such customer intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Parent).

(b) Suppliers. Section 3.25(b) of the Company Disclosure Schedule sets forth a list of the suppliers and vendors of the Company and its Subsidiaries with whom the Company and its Subsidiaries have spent at least $1,000,000 during either of the following periods: (i) during the fiscal year ended June 30, 2013 (each, a “2013 Material Supplier”) and (ii) the eleven months ended May 31, 2014 (each, a “2014 Material Supplier” and together with the 2013 Material Suppliers, the “Material Suppliers”). Such list includes the total cost of items purchased by the Company per supplier during (i) the fiscal year ended June 30, 2013 and (ii) the eleven months ended May 31, 2014. Neither the Company nor any of its Subsidiaries has received any written, or to the Company’s Knowledge, oral notice from any Material Supplier that such supplier shall not continue as a supplier to the Company (or the Surviving Corporation or Parent) or that such supplier intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Parent).

3.26 Insurance. Section 3.26 of the Company Disclosure Schedule sets forth a list of all material policies of insurance covering the Company, its Subsidiaries or any of their respective employees, properties or assets (including policies of life, property, fire, workers’ compensation, products liability, errors and omissions, directors’ and officers’ liability and other casualty and liability insurance), which policies are in a form and amount that is customarily carried by persons conducting business similar to that of the Company and its Subsidiaries. All such insurance policies are in full force and effect and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except for such defaults that would not have, individually or in the aggregate, a Company Material Adverse Effect. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and neither the Company or any Subsidiary of the Company has received notice of any actual or threatened cancellation, termination of, or material premium increase with respect to, any such policies.

3.27 Related Party Transactions. Except as set forth in compensation or other employment arrangements entered into between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof , on the other hand, in the ordinary course, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand.

3.28 Brokers. Except for Qatalyst Partners LP (true and correct copies of whose engagement letter has been furnished to Parent), there is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated hereby (including the Offer and the Merger).

3.29 No Rights Plan. The Company has no stockholder rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

3.30 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent and Merger Sub in connection with the transactions contemplated hereby. In furtherance of the foregoing, and not in limitation thereof, the Company makes no representation or warranty, express or implied, with respect to any financial projection or forecast delivered to Parent, Merger Sub or their respective Affiliates. The Company hereby acknowledges and agrees that, (i) except for the representations and warranties contained in Article IV, neither Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any representation or warranty, express or implied, with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the transactions contemplated hereby, including any information, documents, projections, forecasts or other material made available to the Company in expectation of the transactions contemplated by this Agreement, and (ii) the Company has not relied on any representation or warranty or other information of Parent or Merger Sub other than the representations and warranties set forth in Article IV, it being understood that this sentence shall not limit the representations and warranties set forth in Article IV. Notwithstanding the foregoing, nothing set forth herein shall limit or otherwise impair the rights of the Company under this Agreement or applicable Law arising out of fraud.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Organization and Good Standing. Parent is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Merger Sub is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Authorization and Enforceability. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder (including the Offer and the Merger). The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Offer and the Merger) have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize, adopt or approve this Agreement and the transactions contemplated hereby (including the Offer and the Merger). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally and (b) is subject to general principles of equity.

4.3 Required Governmental Consents. No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Offer and the Merger), except (a) the filing and recordation of the Certificate of Merger with the Delaware Secretary of State and such filings with Governmental Authorities to satisfy the applicable Law of states in which the Company and its Subsidiaries are qualified to do business, (b) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, (c) compliance with any applicable requirements of the HSR Act and applicable requirements under foreign Antitrust Laws and (d) such other Consents, the failure of which to obtain would not have, individually or in the aggregate, a Parent Material Adverse Effect.

4.4 Conflicts. The execution, delivery or performance by Parent and Merger Sub of this Agreement, the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Offer and the Merger) and the compliance by Parent and Merger Sub with any of the provisions hereof do not and will not (a) violate or conflict with any provision of the certificate of incorporation or bylaws of Parent or the certificate of incorporation or bylaws of Merger Sub (b) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent and Merger Sub, as the case may be, is a party or by which it or any of their respective properties or assets may be bound, (c) assuming compliance with the matters referred to in Section 4.3, violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their properties or assets are bound, (d) result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub, except in the case of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

4.5 Offer Documents; Schedule 14D-9.

(a) The Offer Documents, when filed with the SEC, will comply as to form in all material respects with the applicable requirements of the Exchange Act. At the time the Offer Documents are filed with the SEC, amended or supplemented or first published, sent or given to the Company Stockholders, and at the expiration date of the Offer, the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company or any of its officers, directors, Affiliates, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Offer Documents.

(b) None of the information supplied by Parent, Merger Sub or their officers, directors, representatives, agents or employees expressly for inclusion in the Schedule 14D-9 will, on the date the Schedule 14D-9 is first sent to the Company Stockholders or at the expiration date of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.6 Ownership of Company Capital Stock. Neither Parent nor Merger Sub is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

4.7 Funds. Parent has, and will have upon the expiration date of the Offer (as the same may be extended from time to time pursuant to this Agreement) and at the Effective Time, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay in full the payments required under this Agreement, including the aggregate Offer Price and the aggregate Merger Consideration.

4.8 Legal Proceedings. There is no claim, suit, action, proceeding or investigation of any nature pending or, to the knowledge of Parent, threatened, against Parent, Merger Sub or any Subsidiary of Parent challenging the validity or propriety of the transactions contemplated by this Agreement (including the Offer and the Merger), which, if adversely determined, would, either individually or in the aggregate, have a Parent Material Adverse Effect.

4.9 No Other Representations or Warranties . Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the transactions contemplated hereby. Parent and Merger Sub hereby acknowledge and agree that (i) except for the representations and warranties contained in Article III neither the Company nor any other Person on behalf of the Company makes any representation or warranty, express or implied, with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated hereby, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in expectation of the transactions contemplated by this Agreement and (ii) neither Parent nor Merger Sub has relied on any representation or warranty or other information of the Company other than the representations and warranties set forth in Article III, it being understood that this sentence shall not limit the representations and warranties set forth in Article IV. Notwithstanding the foregoing, nothing set forth herein shall limit or otherwise impair the rights of Parent and Merger Sub under this Agreement or applicable Law arising out of fraud.

ARTICLE V

CONDUCT OF COMPANY BUSINESS DURING PENDENCY OF TRANSACTION

5.1 Affirmative Obligations of the Company. Except (a) as expressly contemplated or expressly required by this Agreement, (b) as set forth in Schedule 5.1 or (c) as approved in advance by Parent in writing, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of (x) the Effective Time and (y) the termination of this Agreement pursuant to Article VII, the Company and each of its Subsidiaries shall (i) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable Law and (ii) use reasonable best efforts, consistent with past practices and policies, to (A) preserve intact its present business organization, (B) keep available the services of its present officers and employees and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

5.2 Restrictions on Company Business. Except (i) as expressly contemplated or expressly permitted by this Agreement, (ii) as set forth in Schedule 5.2 or (iii) as approved in advance by Parent in writing, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of (x) the Effective Time and (y) the termination of this Agreement pursuant to Article VII, the Company shall not, and shall not permit any of its Subsidiaries to do any of the following:

(a) adopt any amendments to or amend its certificate of incorporation or bylaws or comparable organizational documents;

(b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary

Securities, except for the issuance and sale of Company Shares pursuant to Company Options, Company RSUs, or other equity awards (including, for the avoidance of doubt, options under the Company ESPP) outstanding prior to the date hereto in accordance with their terms as of the date hereof and, with respect to the Company ESPP, in accordance with Section 6.9(e);

(c) grant, confer, award, take action to accelerate the vesting or settlement of, or promise or announce an intention to grant, confer, award, take action to accelerate the vesting or settlement of, any Company Options, Company RSUs, Company Restricted Shares, any other equity or equity-related award or other rights to acquire the capital stock of the Company or any of its Subsidiaries (including any dividend equivalent rights or phantom stock units denominated in Company Shares), whether settled in cash or Company Shares, or take action to accelerate the vesting or payment of any such rights, other than grants of Company RSUs to employees hired after the date of this Agreement below the title of vice president, which grants shall (i) in all cases be subject to terms, and be granted in a manner, consistent with the Company’s past practices; (ii) in no case exceed the Company’s target-level award guideline for the applicable employee position as in effect on the date hereof and which have been made available to Parent; (iii) not cover greater than 120,000 Company Shares in the aggregate in any 30-day period; and (iv) not provide for any acceleration of vesting upon the Closing or Effective Time or in combination with any subsequent termination of the employee’s employment for any reason;

(d) acquire, repurchase or redeem, directly or indirectly, or amend any Company Securities or Subsidiary Securities (other than pursuant to the Company ESPP in accordance with its terms in effect on the date hereof);

(e) other than cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of the Company’s wholly owned Subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

(f) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the transactions contemplated hereby, including the Offer and the Merger);

(g) (i) incur or assume any long-term or short-term debt for borrowed money or issue any debt securities, except for (A) short-term debt for borrowed money incurred to fund operations of the business and capital leases or other short-term or revolving debt incurred in the ordinary course of business consistent with past practice and (B) loans or advances to direct or indirect wholly owned Subsidiaries, (ii) assume, guarantee or endorse the obligations of any other Person except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company, (iii) make any loans or advances to any other Person in excess of $75,000 in the aggregate, except for commission advances or travel advances in the ordinary course of business consistent with past practice to Employees or (iv) mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible;

(h) except as may be required by applicable Law or the terms of any Employee Plan in effect on the date of this Agreement, enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, restricted stock, restricted stock unit, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee of the Company or any Subsidiary of the Company, pay any special bonus or special remuneration to any director, officer or employee of the Company or any Subsidiary of the Company, or pay any benefit not required by any plan or arrangement as in effect as of the date hereof in all cases, other than agreements or arrangements entered into with newly hired employees at a position below the vice president level that are made in the ordinary course of business consistent with past practice;

(i) promote any officer or employee of the Company or any Subsidiary of the Company, other than in the ordinary course of business consistent with past practice or hire any employee with a title of vice president or above;

(j) forgive any loans to any employees, officers or directors of the Company or any of its Subsidiaries, or any of their respective Affiliates or Associates;

(k) make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under the Employee Plans or agreements subject to the Employee Plans or any other Contract of the Company other than deposits and contributions that are required pursuant to the terms of the Employee Plans or any agreements subject to the Employee Plans as in effect on the date hereof and identified in Section 3.17(a) of the Company’s Disclosure Schedule, other than in the ordinary course of business consistent with past practice;

(l) enter into, amend, or extend any Collective Bargaining Agreement;

(m) acquire, sell, lease, license, transfer or dispose of any material property or assets, or any portion thereof or interest therein, in any single transaction or series of related transactions, except either (i) as required under an existing Contract of the Company or any of its Subsidiaries in accordance with its terms as of the date hereof and which is set forth in Section 3.12(a)(vii) of the Company Disclosure Schedule or which relates to the disposition or acquisition by the Company or any of its Subsidiaries of Assets that individually or in the aggregate, have a value less than $100,000, or (ii) the sale of goods or the grant of non-exclusive licenses with respect to Company Intellectual Property in the ordinary course of business consistent with past practice;

(n) except as may be required as a result of a change in applicable Law or in GAAP, make any change in any of the accounting principles or practices used by it;

(o) file any income Tax Return or any other material Tax Return or amended Tax Return, make or change any material Tax election, settle or compromise any material Tax claim or assessment by any Governmental Authority, change any material Tax accounting method or surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(p) (i) acquire or license any material Intellectual Property Rights from any third party, (ii) transfer or grant any exclusive rights to any Company Intellectual Property to any third party, or, (iii) grant any license to any Company Intellectual Property other than the grant of non-exclusive licenses with respect to Company Intellectual Property in the ordinary course of business consistent with past practice;

(q) (i) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), other than Excluded Leases; (ii) modify, amend or exercise any right to renew any Lease or other lease or sublease of real property, other than Excluded Leases, or waive term or condition thereof or grant any consents thereunder; (iii) modify, amend or exercise any right to renew any Excluded Lease or waive term or condition thereof or grant any consents thereunder, solely if such action would result in any Excluded Lease not remaining an Excluded Lease following such action; (iv) grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment or charge affecting any Leased Real Property or other real property, or any interest therein or part thereof; (v) commit any waste or nuisance on any such property; or (vi) make any material changes in the construction or condition of any such property, in each case other than in the ordinary course of business consistent with past practice;

(r) (i) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein, (ii) make any capital contributions to, or any investments in, any other Person (other than a wholly owned Subsidiary), (iii) authorize, incur or commit to incur any capital expenditure(s), individually or in the aggregate, with obligations to the Company or any of its Subsidiaries in excess of $800,000 in any calendar month; provided however, that none of the foregoing shall prohibit the Company from dissolving and/or merging into any of its Subsidiaries certain other Subsidiaries that are not material to the Company or its Subsidiaries, taken as a whole;

(s) commence any Legal Proceeding or settle or compromise any pending or threatened Legal Proceeding, other than the settlement or compromise of Legal Proceedings expressly reflected or reserved against in full on the Balance Sheet and involving only the payment of money up to the amount reflected or reserved against on the Balance Sheet and without any admission of wrongdoing or culpability by the Company or any Subsidiary of the Company;

(t) except as required by applicable Law or GAAP, revalue in any material respect any of its properties or assets including without limitation writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

(u) except as required by applicable Law, convene any regular or special meeting (or any adjournment or postponement thereof) of the Company Stockholders;

(v) hire any new employee who reasonably would be expected to develop Intellectual Property Rights without requiring them to execute the Company’s standard form of confidentiality and inventions assignment agreement;

(w) except as required by applicable Law, terminate or modify or waive in any material respect any right under (i) any material Permit or (ii) any non-material Permit (other than in the ordinary course of business consistent with past practice);

(x) adopt or otherwise implement any stockholder rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging Parent or Merger Sub from acquiring control of the Company pursuant to this Agreement;

(y) (i) enter into any Contract that (A) would have been required to be scheduled under Section 3.12(a)(iv)(A)–(E), Section 3.12(a)(vii) (except for Contracts providing for the acquisition of materials, supplies, goods, services, equipment or other assets in the ordinary course of business consistent with past practice), Section 3.12(a)(ix) (except for Contracts providing for the provision of the Company’s software developer’s kit, application programming interface, or other de minimis quantities of Source Code in the ordinary course of business consistent with past practice) or Section 3.21(k)(ii)–(vi) of the Company Disclosure Schedule had such Contract been in effect on the date of this Agreement, or (B) grants a Person (other than any Subsidiary of the Company) the right to manufacture all or a part of Company Products, (ii) terminate, grant a waiver or consent with respect to, amend or modify in any material respect, any Material Contract or (iii) renew or extend any Material Contract, other than renewals or extensions by the Company or any Subsidiary of the Company in the ordinary course of business consistent with past practice; except, that, with respect to clauses (ii) and (iii) of this Section 5.2(y), the Company and its Subsidiaries will have the right to terminate, grant a waiver or consent with respect to, amend, modify, renew or extend any license covering materials incorporated into, used with or distributed with the Company Products if the Company or any of its Subsidiaries has paid less than $250,000 for such license;

(z) permit any Company Registered Intellectual Property (except Company Registered Intellectual Property whose status is specified as expired, abandoned, or cancelled on Section 3.21(b)(i) of the Company Disclosure Schedule) that is owned by the Company or any of its Subsidiaries to become expired, cancelled, or abandoned; or

(aa) enter into a Contract to do any of the foregoing or authorize, commit or agree in any legally binding manner to take any action to do any of the actions in this Section 5.2(b).

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 No Solicitation of Competing Acquisition Proposal.

(a) The Company and its Subsidiaries shall immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any proposal that constitutes or may reasonably be expected to lead to, any Acquisition

Proposal. The Company shall promptly (and in any event within three (3) Business Days following the date hereof) request in writing each Person which has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any portion thereof to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company, and the Company shall use its reasonable best efforts to have such information returned or destroyed (to the extent destruction of such information is permitted by such confidentiality agreement).

(b) Subject to Section 6.1(c) and Section 6.2, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company and its Subsidiaries shall not, and shall not authorize or permit any of their respective directors, officers or other employees, controlled affiliates, or any investment banker, attorney or other advisors or representatives retained any of them (collectively, the “Company Representatives”) to, directly or indirectly, (i) solicit, initiate, knowingly encourage, knowingly assist, knowingly facilitate or knowingly induce the making, submission or announcement of, any proposal or transaction that constitutes or may reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction, (ii) except as expressly provided in Section 6.1(c), participate or engage in discussions or negotiations with any Person (other than Parent or Merger Sub or any designees of Parent or Merger Sub) regarding any proposal or transaction that constitutes or may reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction, or furnish any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or take any other action intended to knowingly encourage, or assist or facilitate, any Person (other than Parent or Merger Sub or any designees of Parent or Merger Sub) that is seeking to make or has made any proposal or transaction that constitutes or may reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction, (iii) enter into any letter of intent, memorandum of understanding, definitive agreement or similar document or Contract or commitment contemplating or otherwise relating to any Acquisition Proposal or Acquisition Transaction (other than any confidentiality agreement entered into in accordance with Section 6.1(c)), (iv) approve, endorse or recommend any Acquisition Proposal, (iv) terminate, amend, waive or fail to enforce any rights under any “standstill” or other similar agreement between the Company or any of its Subsidiaries and any Person (other than Parent), provided, however, that at any time prior to the Offer Closing, the Company may waive or provide a consent under any “standstill” to permit a party to make a confidential Acquisition Proposal in compliance with the requirements of this Agreement, including Section 6.1(d), or (v) waive the applicability of all or any portion of Section 203 of the DGCL in respect of any Person (other than Parent and its Affiliates) in relation to any Acquisition Proposal or Acquisition Transaction.

(c) Notwithstanding the limitations set forth in Section 6.1(b), prior to the Acceptance Time, the Company Board may, directly or indirectly through advisors, agents or other intermediaries, (A) engage or participate in discussions or negotiations with any Person that has made (and not withdrawn) a bona fide, written Acquisition Proposal that the Company Board concludes in good faith (after consultation with its financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal and (B) furnish to any Person that has made (and not withdrawn) a bona fide, written Acquisition Proposal any non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement the terms of which are no less favorable to the Company than those contained in the Confidentiality Agreement (which confidentiality agreement shall not include any provisions that would prevent or restrict the Company or the Company Representatives from providing any information to Parent to which Parent would be entitled under any provision of this Agreement and shall not be required to include a direct or indirect standstill); provided, however, that in the case of any action taken pursuant to the foregoing clauses (A) or (B), (1) none of the Company or any of its Subsidiaries shall have breached or violated in any material respect the terms of this Section 6.1 or Section 6.2 with respect to such Acquisition Proposal, any other Acquisition Proposal made by the same Person or an Affiliate of such Person, or otherwise in favor of such Person or an Affiliate of such Person (2) the Company Board has determined in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to constitute a breach of its fiduciary duties to the Company Stockholders under Delaware Law, (3) prior to taking any of the actions set forth in clauses (A) or (B), the Company gives Parent written notice containing the information set forth in Section 6.1(d), and of the Company’s intention to take such actions and (4) contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent (to the extent such information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, Parent, Merger Sub and the Company acknowledge and hereby agree that any violation of the restrictions set forth in this Section 6.1 by any Company Representative shall constitute a breach of this Section 6.1 by the Company.

(d) In addition to the obligations of the Company set forth in Section 6.1(b), the Company shall as promptly as reasonably practicable, and in all cases within twenty four (24) hours of its receipt, advise Parent in writing of (i) any bona fide Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction or (iii) any inquiry that would reasonably be expected to lead to any Acquisition Proposal or Acquisition Transaction, in each case, including the material terms and conditions of such Acquisition Proposal or Acquisition Transaction, request or inquiry (unless such Acquisition Proposal is in written form, in which case the Company shall give Parent a copy thereof), and the identity of the Person or group making any such Acquisition Proposal, request or inquiry. The Company shall keep Parent promptly and reasonably informed of the status, (including all material amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry. In addition to the foregoing, the Company shall provide Parent with at least twenty-four (24) hours (or such lesser notice as the Company Board or committee receives) prior written notice of a meeting of the Company Board at which the Company Board is reasonably expected to consider an Acquisition Proposal or Acquisition Transaction, an inquiry relating to a potential Acquisition Proposal or Acquisition Transaction, or a request to provide nonpublic information to any Person in relation to an Acquisition Proposal or Acquisition Transaction.

6.2 Company Board Recommendation.

(a) Unless the Company Board shall have withheld, withdrawn, amended, qualified or modified the Company Board Recommendation in accordance with this Section 6.2, the Company Board shall (i) make the Company Board Recommendation and (ii) include the Company Board Recommendation (with respect to the Offer) in the Schedule 14D-9 and permit Parent to include the Company Board Recommendation in the Offer Documents.

(b) Subject to the terms of this Section 6.2, neither the Company Board nor any committee thereof shall (i) fail to make, withhold, withdraw, amend, qualify or modify, or propose to refuse to make, withhold, withdraw, amend, qualify or modify, the Company Board Recommendation, (ii) approve, endorse or recommend an Acquisition Proposal or Acquisition Transaction, (iii) fail to include the Company Board Recommendation in the Schedule 14D-9, or (iv) resolve, agree or publicly propose to take any of the foregoing actions (any action described in the preceding clauses (i), (ii), (iii) or (iv) being referred to herein as a “Company Board Recommendation Change”); provided, however, that, none of the following shall be deemed to be a Company Board Recommendation Change: (A) a “stop, look and listen” communication by the Company Board pursuant to and in compliance with Rule 14d-9(f) of the Exchange Act, provided that it also includes an express reaffirmation of the Company Board Recommendation, or (B) the approval or delivery of either (1) a Subsequent Determination Notice or (2) an Intervening Event Notice.

(c) Notwithstanding the limitations set forth in this Section 6.2, the Company Board may effect a Company Board Recommendation Change with respect to any Acquisition Proposal described in the following clause (i) at any time prior to the Acceptance Time, if (i) the Company Board has received a bona fide, written Acquisition Proposal that constitutes a Superior Proposal that has not been withdrawn, (ii) neither the Company nor any of its Subsidiaries has breached or violated in any material respect the provisions of Section 6.1 or this Section 6.2 with respect to such Acquisition Proposal or any Person making such Acquisition Proposal (whether or not related to such Acquisition Proposal), (iii) the Company Board has determined in good faith (after consultation with outside legal counsel and after considering any counter-offer or proposal made by Parent pursuant to clause (v) below), that, in light of the foregoing Superior Proposal, the failure by the Company Board to effect a Company Board Recommendation Change would reasonably be expected to constitute a breach of its fiduciary duties to the Company Stockholders under Delaware Law, (iv) prior to effecting such Company Board Recommendation Change, the Company Board shall have given Parent at least four (4) Business Days prior written notice that the Company intends to take such action (a “Subsequent Determination Notice”), which notice shall attach such Superior Proposal and state expressly the identity of the Person making such Superior Proposal and all the terms and conditions of such Superior Proposal in reasonable detail and the opportunity to meet with representatives of the Company Board and its outside legal counsel to discuss a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected and (v) Parent shall not have made, within four (4) Business Days after its receipt of the Company’s Subsequent Determination Notice, an irrevocable counter-offer or proposal capable of being accepted by the Company that the Company Board shall have determined in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) is at least as favorable to Company Stockholders as such Superior Proposal (it being understood and hereby agreed that every subsequent material revision or material modification to any such Superior Proposal shall require a new Subsequent Determination Notice pursuant to the preceding clause (iv) and a new two (2) Business Day “matching” period under the preceding clauses (iv) and (v) following the initial four (4) Business Day “matching” period). The Company shall keep confidential any such counter-offers or proposals made by Parent to revise the terms of this Agreement, other than in the event of any amendment to this Agreement and to the extent required to be disclosed in any SEC Reports or applicable Law or stock exchange listing requirement.

(d) Notwithstanding the limitations set forth in Section 6.2(b) or elsewhere in this Agreement, the Company Board may effect a Company Board Recommendation Change at any time prior to the Acceptance Time in response to an Intervening Event if (i) an Intervening Event has occurred, (ii) the Company Board shall have determined in good faith (after consultation with outside legal counsel) that, in light of such Intervening Event, the failure by the Company Board to effect a Company Board Recommendation Change would reasonably be expected to constitute a breach of its fiduciary duties to the Company Stockholders under Delaware Law, (iii) prior to effecting such Company Board Recommendation Change, the Company Board shall have given Parent at least three (3) Business Days prior written notice thereof (an “Intervening Event Notice”), which notice shall specify in reasonable detail the material facts underlying the Company Board’s determination that an Intervening Event has occurred and the rationale and basis for such Company Board Recommendation Change (it being understood and agreed that any material change to the facts and circumstances relating to such Intervening Event shall require a new written notice by the Company to Parent in compliance with this clause (iii) and a new three (3) Business Day period under clause (iv) below) and the opportunity to meet with the Company’s outside legal counsel, all with the purpose and intent of enabling Parent and the Company to discuss in good faith a modification of the terms and conditions of this Agreement so as to obviate the need to effect a Company Board Recommendation Change on the basis of such Intervening Event so that the transactions contemplated hereby may be effected, and (iv) following the expiration of such three (3) Business Day period, the Company Board shall have determined in good faith (after consultation with outside legal counsel) and after giving consideration to any offer or proposal from Parent, that, in light of such Intervening Event, the failure by the Company Board to effect a Company Board Recommendation Change would reasonably be expected to constitute a breach of its fiduciary duties to the Company Stockholders under Delaware Law.

(e) Nothing in this Agreement shall prohibit the Company Board from taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, provided that, in each case, any statement(s) made by the Company Board pursuant to Rule 14e-2(a), Rule 14d-9 promulgated under the Exchange Act shall be subject to the terms and conditions of this Agreement.

6.3 Reasonable Best Efforts to Complete. Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done (and to assist and cooperate with the other party or parties hereto in doing), all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement (including the Offer and the Merger) as expeditiously as reasonably practicable in accordance with the terms hereof, including using reasonable best efforts to (a) subject to Section 6.4(b), cause the conditions to the Offer set forth in Section 1.1(b) and the conditions to the Merger set forth in Section 2.2(b) to be satisfied or fulfilled as soon as reasonably practicable, (b) obtain all necessary or appropriate consents, waivers and approvals under any Material Contracts requested to be obtained by Parent so as to maintain and preserve the benefits under such Material Contracts following the consummation of the transactions contemplated hereby (including the Offer and the Merger), (c) subject to Section 6.4(b), obtain all necessary actions or non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Authorities, the expiration or termination of any applicable waiting periods, making all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Authorities, if any) necessary to consummate the transactions contemplated hereby (including the Offer and the Merger), and (d) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

6.4 Regulatory Approvals.

(a) Without limiting the generality of Section 6.3, as soon as reasonably practicable (and in any event within ten (10) Business Days) following the date hereof, each of Parent and the Company shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby (including the Offer and the Merger) as required by the HSR Act, and Parent shall file comparable pre-merger notification filings, forms and submissions with any Governmental Authority that is required by the Antitrust Laws of the Specified Jurisdiction. Each of Parent and the Company shall use reasonable best efforts to promptly (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information or documents that may be required in order to effectuate such filings, and (iii) comply with any request for additional information made by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement (including the Offer and the Merger). If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the transactions contemplated by this Agreement (including the Offer and the Merger), then such party shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. Neither Parent nor the Company shall commit or agree (or permit their respective Subsidiaries or Affiliates to commit or agree) with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or other applicable Antitrust Laws, without the prior written consent of the other (such consent not to be unreasonably withheld or delayed). Parent shall have the right to direct, lead, and make final decisions regarding all communications with any Governmental Authority and strategy relating to the HSR Act and any other Antitrust Laws of any other jurisdiction in connection with the transactions contemplated hereby consistent with its obligations hereunder, subject to prior good faith consultation with the Company.

(b) Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, Merger Sub or any of their Subsidiaries shall be required to, and the Company and its Subsidiaries may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries; provided that, if requested by Parent, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on the Company in the event the Closing occurs.

6.5 Anti-Takeover Statutes. Without limiting the generality of the provisions of Section 6.4, in the event that any state anti-takeover or other similar statute or regulation is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement (including the Offer and the Merger), the Company, at the direction of the Company Board, shall use reasonable best efforts to take action to make such state anti-takeover or other similar statute or regulation inapplicable so that the transactions contemplated by this Agreement (including the Offer and the Merger) may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement, and otherwise to minimize the effect of such statute or regulation on this Agreement and the transactions contemplated hereby (including the Offer and the Merger).

6.6 Access to Books, Records, Properties and Personnel. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Acceptance Time, the Company shall afford Parent and its accountants, legal counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of the Company; provided, however, that no information or knowledge obtained by Parent in any investigation conducted pursuant to this Section 6.6 shall affect or be deemed to modify or waive (i) any right or claim of the Parent or the Surviving Corporation with respect to any representation or warranty of the Company or a Subsidiary of the Company set forth herein, or (ii) any condition to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby, including the Offer and the Merger, or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 6.6. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would contravene any law, rule, regulation, Order, judgment, decree, or binding agreement entered into prior to the date of this Agreement or would reasonably be expected to violate or result in a loss or impairment of any attorney-client or work product privilege. The parties will use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

6.7 Notification Obligations.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall give reasonably prompt notice to Parent and Merger Sub (i) upon becoming aware (A) that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or (B) of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in the case of clause (A) or (B) if as a result of such breach the Offer Conditions or the conditions to the Merger set forth in Section 2.2(b) would not be satisfied, (ii) upon receiving any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement, or (iii) upon receiving any written notice or other written communication that any Legal Proceedings have commenced, or to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries, that are related to the transactions contemplated by this Agreement; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby, including the Offer and the Merger, or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 6.7(a).

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall give reasonably prompt notice to Parent and Merger Sub of (i) any written notice or, to the Company’s Knowledge, other written communication, received by it from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging any material breach of or material default under any Material Contract to which the Company or any of its Subsidiaries is a party, or (ii) any written notice or, to the Company’s Knowledge, other written communication, received by the Company or any of its Subsidiaries from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement (including the Offer and the Merger); provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby, including the Offer and the Merger, or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 6.7(b).

(c) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, Parent shall give reasonably prompt notice to the Company (i) upon becoming aware (A) that any representation or warranty made by it or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or (B) of any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in the case of clauses (A) and (B) if as a result of such breach the closing conditions to the Offer and the Merger would not be satisfied, (ii) upon receiving any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement, or (iii) upon receiving any written notice or other written communication that any Legal Proceedings have commenced that are related to the transactions contemplated by this Agreement; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth herein or the conditions to the obligations of the Company to consummate the transactions contemplated hereby, including the Offer and the Merger, or the remedies available to the parties hereunder and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to the Company pursuant to this Section 6.7(c).

(d) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall give reasonably prompt notice to Parent and Merger Sub of any newly released Company Product owned by the Company or any of its Subsidiaries, other than individual iterations or versions of Company Products.

6.8 Transaction-Related Litigation.

(a) The Company shall promptly advise Parent in writing of any litigation commenced after the date hereof against the Company or any of its directors by any Company Stockholders (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby (including the Offer and the Merger) and shall keep Parent reasonably and regularly informed regarding any such litigation.

(b) The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any litigation filed against the Company or any of its directors or officers in connection with any of the transactions contemplated by this Agreement (including the Offer and the Merger), shall reasonably consider Parent’s views with respect to such litigation and shall not settle any such litigation without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed).

6.9 Treatment of Equity Awards.

(a) Unvested Company Options. At the Offer Closing, each outstanding Company Option that is unvested, unexpired, unexercised and outstanding immediately before the Offer Closing, has an exercise price of less than the Offer Price (each an “Unvested Company Option”), and is held by a Person who is, as of immediately prior to the Offer Closing, an employee of the Company or any Subsidiary of the Company, in each case, as of immediately before the Offer Closing shall be assumed by Parent and converted automatically at the Offer Closing into that number of Parent Options equal to (rounded down to the nearest whole share) the product of (A) the number of shares of Company Shares subject to such Unvested Company Option immediately prior to the Offer Closing, multiplied by (B) the Exchange Ratio, each with an exercise price applicable to the Parent Option (rounded up to the nearest whole cent) equal to the per share exercise price applicable to the Unvested Company Option as of immediately before the Offer Closing divided by the Exchange Ratio; provided, however, that in no case shall the exchange of a Company Option be performed in a manner that is not in compliance with the adjustment requirements of Sections 409A and 424(a) of the Code. The term, vesting schedule and all of the other provisions applicable to such assumed Company Options shall remain unchanged, subject only to any adjustments required for administrative convenience to conform such vesting schedule to the vesting schedules otherwise specified by Parent’s equity incentive plans and that are not adverse to the holder thereof and any adjustments to performance metrics or goals applicable to such assumed Company Options.

(b) Vested Company Options. At the Offer Closing, each Company Option that is unexpired, unexercised and outstanding immediately before the Offer Closing and which is vested and exercisable as of immediately before the Offer Closing and each Company Option that is held by any Person who is not as of immediately prior to the Offer Closing an employee of the Company or any of its Subsidiaries (after giving effect to any vesting that occurs on account of the transactions contemplated by this Agreement or pursuant to an Employee Plan in effect as of the date hereof) and that has a per share exercise price less than the Offer Price (each a “Vested Company Option”) shall be cancelled in exchange for a cash payment from Parent as soon as practicable (but in any event within fifteen (15) days) following the Offer Closing to the holder thereof equal to the number of shares of Company Shares with respect to which such option is vested and exercisable as of immediately before the Offer Closing (after giving effect to any vesting that occurs on account of the transactions contemplated by this Agreement or pursuant to an Employee Plan) multiplied by the excess, if any, of (1) Offer Price, over (2) the per share exercise price for such option. On and after the Offer Closing the Vested Company Options shall terminate and cease to be outstanding.

(c) Other Company Options. Effective as of the Offer Closing, each Company Option (or portion thereof) that is outstanding, unvested and unexercised as of the Offer Closing and which is not an Unvested Company Option assumed by Parent and converted automatically pursuant to Section 6.9(a) or a Vested Company Option cancelled pursuant to Section 6.9(b), shall be cancelled without the payment of any consideration therefor.

(d) Company RSUs. Effective as of the Offer Closing, each Company RSU that is outstanding as of immediately prior to the Offer Closing (after giving effect to any vesting that occurs on account of the transactions contemplated by this Agreement or pursuant to any Employee Plan) shall be assumed by Parent as a Parent RSU. Each Company RSU so assumed by Parent pursuant to this Section 6.9(d) shall continue to have, and be subject to, the same terms and conditions (including vesting terms) set forth in the applicable Company Stock Plan and the Company RSU agreements relating thereto, as in effect immediately prior to the Offer Closing, except that such assumed Company RSU shall cover that number of whole shares of Parent Common Stock equal to the product of the number of Company Shares underlying such Company RSU immediately prior to the Offer Closing multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Parent Common Stock.

(e) Employee Stock Purchase Plan. Effective as of no later than immediately preceding the Offer Closing, the Company shall have terminated the Company ESPP and shall have provided such notice of termination as may be required by the terms of the Company ESPP. As soon as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee administering the Company’s ESPP) shall adopt such resolutions or take such other actions as may be required to provide that, with respect to the ESPP: (i) each individual participating in the Purchase Period (as defined in the ESPP) in progress as of the date of this Agreement (the “Final Purchase Period”) shall not be permitted (A) to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect when the Final Purchase Period commenced, or (B) to make separate non-payroll contributions to the ESPP on or following the date of this Agreement; (ii) no individual who is not participating in the ESPP as of the date of this Agreement may commence participation in the ESPP following the date of this Agreement; (iii) the Final Purchase Period shall end on the earlier to occur of September 1, 2014 and a date that is at least five (5) calendar days prior to the initial scheduled expiration of the Offer; (iv) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase Company Shares in accordance with the terms of the ESPP as of the end of the Final Purchase Period; and (v) the ESPP shall be suspended immediately following the end of the Final Purchase Period and shall terminate prior to the Offer Closing. During the suspension period no further rights shall be granted or exercised under the ESPP.

(f) Implementation. The Company shall take all actions reasonably necessary to effect the transactions contemplated by this Section 6.9 under the Company Stock Plans, all Company Option agreements, all Company RSU agreements, the Company ESPP and any other plan or arrangement of the Company, including delivering all required notices and making any determinations and/or resolutions of the Company Board or a committee thereof. Parent shall take all actions reasonably necessary or appropriate to have available for issuance or transfer a sufficient number of shares of Parent Common Stock for delivery upon exercise of the assumed Company Options and assumed Company RSUs.

(g) Form S-8. As soon as practicable after the Effective Time, but in no event later than ten (10) Business Days following the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (if available for use by Parent) registering the number of shares of Parent Common Stock issuable upon the exercise of all assumed Company Options and settlement of assumed Company RSUs, in each case that are eligible to be registered on Form S-8.

6.10 Employee Benefits.

(a) Unless Parent provides written notice to the Company that such 401(k) plan(s) shall not be terminated, the Company shall terminate any and all 401(k) plans maintained by the Company or any ERISA Affiliates, in each case effective as of the day immediately preceding the date the Company becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Parent (the “401(k) Termination Date”). The Company shall provide Parent evidence that the 401(k) plan(s) of the Company and its Subsidiaries have been terminated pursuant to resolutions of the Company Board or the board of directors of its Subsidiaries, as applicable. The Company shall also take such other actions in furtherance of terminating any such 401(k) plans as Parent may reasonably request. If the 401(k) plan of the Company is terminated pursuant hereto as of the 401(k) Termination Date, Parent shall permit employees of the Company and any of its Subsidiaries who are employed as of the Effective Time (the “Continuing Employees”) to roll over their account balances (including loan notes) to a 401(k) plan of Parent or an Affiliate.

(b) For the twelve (12) month period commencing at the Effective Time, Parent shall provide (or cause any of its Subsidiaries to provide) employee benefits to each Continuing Employee who remains employed by Parent or any of its Subsidiaries that are no less favorable in the aggregate than the employee benefits (excluding equity and equity-based compensation) provided to similarly situated employees of Parent. To the extent employee benefits are provided under the employee benefit plans of Parent or one of its Subsidiaries (the “Parent Employee Plans”), from and after the Effective Time, Parent shall use reasonable best efforts to, or to cause one of its Subsidiaries to, cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement); provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all Parent Employee Plans to the extent coverage under any such Parent Employee Plan replaces coverage under a comparable Employee Plan in which such Continuing Employee satisfied any applicable waiting time requirements and participates immediately before the Effective Time; and (ii) for purposes of each Parent Employee Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Continuing Employee, the Parent shall (and Parent shall cause one of its Subsidiaries to) use reasonable best efforts to (x) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such Parent Employee Plan to be waived for such Continuing Employee and his or her covered dependents solely to the extend waiver under the applicable Employee Plan and (y) use reasonable best efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents under an applicable Employee Plan on the date such employee’s participation in the corresponding Parent Employee Plan begins to be given full credit under such Parent Employee Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Employee Plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time.

(c) Unless the Company Board shall have effected a Company Board Recommendation Change in accordance with Section 6.2, the Company shall consult in good faith with Parent, and give reasonable and good faith consideration to any comments made by Parent in respect thereof, prior to sending any written communications (including electronic communications) to any employees of the Company or any of its Subsidiaries regarding this Agreement or any of the transactions contemplated hereby (including the Offer or the Merger). In addition, except in the ordinary course of business consistent with past practice, the Company shall not make any material representations or material commitments to any employees of the Company or any of its Subsidiaries that would bind Parent or the Company following the Closing, solely in their capacity as employees, without the prior written consent of Parent.

(d) The Company shall (and shall cause its Subsidiaries to) comply with all applicable provisions of the Transfer Regulations and other similar country-specific legal standards or applicable Laws in respect of all Continuing Employees. In furtherance and not in limitation of the preceding sentence, the Company shall (and shall cause its Subsidiaries to) comply with all required obligations under the Transfer Regulations and other similar country-specific legal standards or applicable Laws, or as otherwise requested by Parent, to notify and/or consult with the Continuing Employees or the applicable employee representatives, unions, works councils or other employee representative bodies, if any, and shall keep Parent reasonably informed of such notifications and/or consultations. “Transfer Regulations” means the Council Directive 77/187/EEC of 14 February 1977 on the approximation of the laws of the Member States of the European Union relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses, as amended, and the legislation and regulations of any Member States of the European Union implementing the foregoing.

(e) This Section 6.10 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.10 express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.10 or is intended to be, shall constitute or be construed as an amendment to or modification of the Employee Plans or any other employee benefit plan or arrangement of the Company, Parent or any of their respective Affiliates or limit in any way the right of the Company, Parent or any of their respective Affiliates to amend, modify or terminate any Employee Plan or any other employee benefit plans or arrangements. Nothing in this Section 6.10 shall limit the right of Parent, the Surviving Corporation or any of their Subsidiaries to terminate the employment of any Continuing Employee at any time following the Effective Time.

6.11 Company Director and Officer Indemnification and Insurance.

(a) Parent shall cause the Surviving Corporation and its Subsidiaries to honor and fulfill in all respects the obligations of the Company and its Subsidiaries under their respective certificates of incorporation and bylaws (and other similar organizational documents) and all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors, officers, employees, fiduciaries or agents (the “Company Indemnified Parties”) in effect on the date of this Agreement and disclosed in Section 6.11(a) of the Company Disclosure Schedule (the “Indemnification Agreements”) for a period of six (6) years after the Effective Time. During such period, Parent shall not, nor shall it permit the Surviving Corporation to, amend, repeal or otherwise modify such provisions for indemnification in any manner that would adversely affect the rights thereunder of any individual who at any time on or prior to the Effective Time was a director, officer, employee, fiduciary or agent of Company or its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), unless such modification is required by Law; provided, however, that in the event any claim or claims are asserted or made either prior to the Effective Time or within such six (6)-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. Any Indemnification Agreements shall be assumed by the Surviving Corporation in the Merger, without any further action, and shall survive the Merger and continue in full force and effect in accordance with their terms.

(b) For a period of six (6) years after the Effective Time, Parent and the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance as of the date of this Agreement, on terms with respect to the coverage and amounts no less favorable, in the aggregate, than those of the D&O Insurance in effect on the date of this Agreement; provided, however, that the Surviving Corporation may, at its option, substitute therefor policies of Parent, the Surviving Corporation or any of their respective Subsidiaries containing terms with respect to coverage and amounts no less favorable, in the aggregate, to such persons than the D&O Insurance, provided further, however, that in satisfying its obligations under this Section 6.11(b) Parent and the Surviving Corporation shall not be obligated to pay annual premiums in excess of two hundred fifty percent (250%) of the amount paid by the Company for coverage for its last full fiscal year (such two hundred fifty percent (250%) amount, the “Maximum Annual Premium”) (which premiums the Company represents and warrants to be as set forth in Section 6.11(b) of the Company Disclosure Schedule), provided, that if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six-year “tail” prepaid policy (the “Tail Policy”) on the D&O Insurance on terms and conditions no less favorable, in the aggregate, than the D&O Insurance and for an amount not to exceed two hundred and fifty percent (250%) of the amount paid by the Company for coverage for its last full fiscal year. In the event that the Company does not purchase the Tail Policy, Parent may purchase a Tail Policy on the D&O Insurance on terms and conditions no less favorable, in the aggregate, than the D&O Insurance. In the event that the Company purchases such a Tail Policy prior to the Effective Time, Parent and the Surviving Corporation shall maintain such Tail Policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 6.11(b) for so long as such Tail Policy shall be maintained in full force and effect.

(c) If Parent or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.11.

(d) Except as required by applicable Law, the obligations under this Section 6.11 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Company Indemnified Party (or any other person who is a beneficiary under the D&O Insurance or the Tail Policy referred to in Section 6.11(b) (and their heirs and representatives)) without the prior written consent of such affected Company Indemnified Party or other person who is a beneficiary under the D&O Insurance or the Tail Policy referred to in Section 6.11(b) (and their heirs and representatives). Each of the Company Indemnified Parties or other persons who are beneficiaries under the D&O Insurance or the Tail Policy referred to in Section 6.11(b) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.11, with full rights of enforcement as if a party thereto. The rights of the Company Indemnified Parties (and other persons who are beneficiaries under the D&O Insurance or the Tail Policy referred to in Section 6.11(b) (and their heirs and representatives)) under this Section 6.11 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all Indemnification Agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

6.12 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Company Shares (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the Offer, the Merger and the other transactions contemplated hereby by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

6.13 Compensation Committee Approval of New Compensation Arrangements. Prior to the Effective Time, the Company (acting through its Compensation Committee) will take all steps that may be necessary or advisable to cause each compensation arrangement entered into by the Company or any of its Subsidiaries on or after the date of this Agreement to be approved by the Compensation Committee (comprised solely of “independent directors” determined within the meaning of Rule 14d-10(d) promulgated under the Exchange Act) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) promulgated under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

6.14 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Offer and the Merger, upon the terms and subject to the conditions set forth in this Agreement.

6.15 Public Disclosure and Other Communications. Parent, Merger Sub and the Company shall consult with each other, and to the extent reasonably practicable, agree, before issuing any press release or otherwise making any public statement with respect to this Agreement and the transactions contemplated hereby (including the Offer and the Merger), and shall not issue any such press release or make any such public statement prior to such consultation, except (A) as may be required by applicable Law or any listing agreement with a national securities exchange, in which case, to the extent reasonably practicable and as permitted by applicable Law, reasonable best efforts to consult with the other party hereto shall be made prior to any such release or public statement or (B) in connection with any actions by the Company or Company Board permitted by Section 6.2(c), 6.2(d) or 6.2(e) or in connection with any actions by Parent or Merger Sub in response to or as a result of any actions by the Company or Company Board permitted by Section 6.2(c), 6.2(d) or 6.2(e). The press release announcing this Agreement and the transactions contemplated by this Agreement shall be jointly agreed by Parent and the Company.

ARTICLE VII

TERMINATION OF AGREEMENT

7.1 Termination Prior to Acceptance Time. This Agreement may be validly terminated, and the Offer may be terminated and abandoned, at any time prior to the Acceptance Time only as follows: (it being agreed that the party hereto terminating this Agreement pursuant to this Section 7.1 shall give prompt written notice of such termination to the other party or parties hereto):

(a) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, if the Offer shall have expired or been terminated in accordance with the terms of this Agreement and the Offer without Merger Sub (or Parent on Merger Sub’s behalf) having accepted for payment any Company Shares tendered pursuant to the Offer; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted (i) in any of the Offer Conditions having failed to be satisfied, or (ii) in the expiration or termination of the Offer in accordance with the terms of this Agreement and the Offer without Merger Sub (or Parent on Merger Sub’s behalf) having accepted for payment any Company Shares tendered pursuant to the Offer, and in either such case, such action or failure to act constitutes a material breach of this Agreement;

(c) by either Parent or the Company, if the Acceptance Time shall not have occurred on or before October 16, 2014 (the “Termination Date”); provided however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted (i) in any of the Offer Conditions having failed to be satisfied on or before the Termination Date, or (ii) in the expiration or termination of the Offer in accordance with the terms of this Agreement and the Offer without Merger Sub (or Parent on Merger Sub’s behalf) having accepted for payment any Company Shares tendered pursuant to the Offer, and in either such case, such action or failure to act constitutes a material breach of this Agreement;

(d) by the Company, in the event that (i) the Company is not then in material breach of this Agreement and (ii) Parent or Merger Sub shall have breached or otherwise violated any of their respective material covenants or agreements, or other material obligations, under this Agreement, or any of the representations and warranties of Parent or Merger Sub set forth in this Agreement shall have become inaccurate, in each case, which breach, violation or inaccuracy, individually or in the aggregate with other such breaches, violations or inaccuracies, would reasonably be expected to prevent the consummation of the Offer prior to the Termination Date; provided, however, that notwithstanding the foregoing, in the event that such breach or failure to perform by Parent or Merger Sub, or such inaccuracies in the representations and warranties of Parent or Merger Sub, are curable by Parent or Merger Sub, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(d) until the earlier to occur of (A) thirty (30) calendar days after delivery of written notice from the Company to Parent of such breach, failure to perform or inaccuracy, as applicable or (B) the date on which

Parent and Merger Sub terminates its efforts to cure such breach, failure to perform or inaccuracy, as applicable, or become unable to cure such breach, failure to perform or inaccuracy, as applicable (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(d) if such breach, failure to perform or inaccuracy by Parent or Merger Sub is cured within such thirty (30) calendar day period);

(e) by Parent, in the event (i) Parent and Merger Sub are not then in material breach of this Agreement and (ii) the Company shall have breached or otherwise violated any of its material covenants or agreements, or other material obligations, under this Agreement, in each case such that the Offer Conditions set forth in Section 1.1(b)(iv) would not reasonably be expected to be satisfied as of the time of such breach (assuming for purposes that the time of such breach was the scheduled expiration of the Offer), or (iii) that any representation or warranty of the Company set forth in this Agreement shall have become inaccurate such that the conditions set forth in Section 1.1(b)(iii) would not be satisfied as of the time such representation and warranty became inaccurate (assuming for such purposes that the time of such inaccuracy was the scheduled expiration of the Offer); provided, however, that notwithstanding the foregoing, in the event that such breach by the Company, or such inaccuracies in the representations and warranties of the Company, are curable by the Company, then Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(e) until the earlier to occur of (A) thirty (30) calendar days after delivery of written notice from Parent to the Company of such breach, failure to perform or inaccuracy, as applicable, or (B) the termination by the Company of its efforts to cure such breach, failure to perform or inaccuracy, as applicable, or becomes unable to cure such breach, failure to perform or inaccuracy, as applicable (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(e) if such breach, failure to perform or inaccuracy by the Company is cured within such thirty (30) calendar day period);

(f) by Parent in the event that the Company or any of its Subsidiaries shall have breached in any material respect the provisions of Section 6.1 or Section 6.2 (whether or not such breach results in an Acquisition Proposal);

(g) by Parent in the event that (i) the Company Board or any committee thereof shall have effected a Company Board Recommendation Change for any reason (whether or not in compliance with the terms of Section 6.1 or Section 6.2) or (ii) the Company Board shall fail to (A) publicly recommend against any Acquisition Proposal that is a tender offer or exchange offer for Company Shares within ten (10) Business Days after commencement of such offer (and at all times thereafter during which any such tender offer or exchange offer is pending), (B) reaffirm the Company Board Recommendation within such ten (10) Business Day-period (and at all times thereafter during which any such tender offer or exchange offer is pending) or (C) issue a press release reaffirming the Company Board Recommendation within five (5) Business Days following Parent’s written request to do so following the date any Acquisition Proposal that is not a tender offer or exchange offer for Company Shares or any material modification thereto is first made public or sent or given to the stockholders of the Company; or

(h) by the Company prior to the Acceptance Time in the event that (i) the Company shall have received a Superior Proposal and shall not have breached in any material respect the provisions of Section 6.1 in connection with such Superior Proposal or otherwise in favor of the Person making such Superior Proposal or an Affiliate of such Person, (ii) the Company Board shall have effected a Company Board Recommendation Change in accordance with Section 6.2(c) (which has not been withdrawn as of the date of the effectiveness of such termination) in order to accept and enter into a binding agreement for the consummation of such Superior Proposal, and (iii) the Company has substantially simultaneously with the occurrence of such termination paid the Termination Fee Amount required by Section 7.4(c).

7.2 Termination Prior to Effective Time. This Agreement may be validly terminated, and the Offer and/or the Merger may be terminated and abandoned, at any time prior to the Effective Time (it being agreed that the party hereto terminating this Agreement pursuant to this Section 7.2 shall give prompt written notice of such termination to the other party or parties hereto), by either Parent or the Company if any Governmental Authority in the United States or any other jurisdiction in which Parent, the Company or any of their respective Subsidiaries has material business or operations shall have (a) enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated hereby (including the Offer and the Merger) any applicable Law that has the effect of making the consummation of any of the transactions contemplated hereby (including the Offer and the Merger) illegal or prohibiting or otherwise preventing the consummation of the Offer or the Merger, or (b) issued or granted any judgment, Order or injunction, that has the effect of making any of the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by this Agreement (including the Offer and the Merger) and such judgment, Order or injunction has become final and non-appealable.

7.3 Notice and Effect of Termination.

(a) A party hereto that desires to validly terminate this Agreement pursuant to Section 7.1 (other than pursuant to Section 7.1(a)) or Section 7.2 shall give notice of such termination to the other party hereto, which, if a valid termination pursuant to the terms of this Agreement, shall be effective immediately upon the delivery of written notice of such termination to the other party.

(b) In the event of the termination of this Agreement pursuant to Section 7.1 or Section 7.2, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any stockholder, director, officer, employee, agent, affiliate, consultant or other representative of such party or parties) to the other party or parties hereto, as applicable, except (i) for the terms of Section 6.15, this Section 7.3, Section 7.4, and Article VIII (and any definitions contained in any such Section and Article), each of which shall survive the termination of this Agreement, and (ii) that nothing herein shall relieve any party or parties hereto, as applicable, from liability for any material and willful breach of, or fraud in connection with, this Agreement.

7.4 Termination Fees.

(a) In the event that (i) following the execution and delivery of this Agreement and prior to the termination of this Agreement, a Competing Acquisition Proposal shall have been publicly announced or shall have become publicly known, (ii) this Agreement is thereafter terminated pursuant to Section 7.1(b) or Section 7.1(c), and (iii) within twelve (12) months following the termination of this Agreement, either a Competing Acquisition Proposal (whether or not the Competing Acquisition Proposal referenced in the preceding clause (i)) is consummated or the Company enters into a definitive acquisition agreement with respect to a Competing Acquisition Proposal which is subsequently consummated (whether or not the Competing Acquisition Proposal referenced in the preceding clause (i)), then the Company shall pay to Parent (or its designee), within two (2) Business Days after the consummation of such Competing Acquisition Proposal, a fee in the amount of $42,000,000 (the “Termination Fee Amount”) payable in cash by wire transfer of immediately available funds to an account designated in writing by Parent. “Competing Acquisition Proposal” shall have the same meaning as “Acquisition Proposal” but for this purpose substituting 50% for all references to 15% and 85% in the related definition of Acquisition Transaction.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(f) or Section 7.1(g) the Company shall pay to Parent (or its designee), within two (2) Business Days after such termination, the Termination Fee Amount in cash by wire transfer of immediately available funds to an account designated in writing by Parent.

(c) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(h), and as a condition to the effectiveness of such termination, the Company shall substantially simultaneously with the occurrence of such termination pay to Parent (or its designee) the Termination Fee Amount in cash by wire transfer of immediately available funds to an account designated in writing by Parent.

(d) The Company acknowledges and hereby agrees that the provisions of this Section 7.4 are an integral part of the transactions contemplated by this Agreement (including the Offer and the Merger), and that, without such provisions, Parent would not have entered into this Agreement. Accordingly, if the Company shall fail to pay in a timely manner the amounts due pursuant to this Section 7.4, and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company, the Company shall promptly reimburse Parent its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest at a rate per annum equal to the prime lending rate prevailing during the period as published in The Wall Street Journal. In the event that a Termination Fee Amount is paid pursuant to Section 7.4(b) and Section 7.4(c), Parent shall have the right, exercisable by written notice to the Company within two (2) Business Days after the receipt of payment of such Termination Fee Amount, to refund such Termination Fee Amount to the Company, and in the event that the Company actually receives a full refund of the entire Termination Fee Amount from Parent within two (2) Business Days after the delivery of such notice to the Company, the Company, Parent and Merger Sub shall be entitled to all remedies available as contemplated by Section 7.3(b). Notwithstanding anything to the contrary in this Agreement, if, after receiving the Termination Fee Amount, Parent fails to exercise its right to refund the Termination Fee Amount in accordance with the time periods provided for in this Section 7.4(d), the Termination Fee Amount will be deemed liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Termination Fee Amount is payable for the efforts and resources expended and opportunity forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and in the event that Parent shall receive payment of the Termination Fee Amount as described in this Section 7.4 (and has not refunded such amount pursuant to the terms of this Section 7.4(d)), the Company shall have no further liability to Parent or Merger Sub, and Parent and Merger Sub shall have no further liability to the Company, under this Agreement or otherwise in connection with the transactions contemplated hereby; provided, however, that for the avoidance of doubt, this provision shall not limit the liability of any party under the Confidentiality Agreement. The parties hereto agree that in no event shall the Company be required to pay the Termination Fee Amount on more than one occasion.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules, shall be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) Unless otherwise indicated or the context otherwise requires, when reference is made herein to a Person, such reference shall be deemed to include its successors and permitted assigns.

(d) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(e) Unless otherwise indicated, all references in this Agreement to “Dollars” or “$” shall mean United States Dollars.

(f) Unless otherwise indicated, all references herein to “United States” and “U.S.” shall mean the United States of America.

(g) As used in this Agreement, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if.”

(h) Any document included in the Electronic Data Room prior to the date hereof shall be deemed to have been “made available” to Parent and Merger Sub for purposes of the Agreement.

(i) As used in this Agreement, the singular or plural number shall be deemed to include the other whenever the context so requires.

(j) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(k) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.2 Non-Survival of Representations, Warranties and Covenants. The representations and warranties of the Company, Parent and Merger Sub set forth in this Agreement shall terminate at the Effective Time.

8.3 Amendment. Subject to applicable Law and the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that this Agreement has been adopted by the Company Stockholders in accordance with Delaware Law, no amendment shall be made to this Agreement that requires the approval of such Company Stockholders under Delaware Law or the NYSE Rules without such approval.

8.4 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

8.5 Assignment. No party hereto may assign (by operation of Law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement will be void ab initio.

8.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given if and only if delivered personally or by nationally recognized overnight courier or commercial delivery service (each providing proof of delivery), or sent via facsimile (receipt confirmed), to the parties hereto at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to:

SanDisk Corporation

951 SanDisk Drive

Milpitas, California 95035

Attention: Chief Legal Officer

Facsimile: (408) 801-8781

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom, LLP

525 University Avenue

Palo Alto, California 94301

Attention:     Kenton J. King

                       M. Amr. Razzak

Facsimile: (650) 470-4570

(b) if to the Company, to:

Fusion-io, Inc.

2855 E. Cottonwood Parkway, Suite 100

Salt Lake City, Utah 84121

Attention: Chief Legal Officer

Facsimile: (801) 386-7933

with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Attention:     Larry W. Sonsini

Attention:     Robert G. Day

Attention:     Brian Keyes

Facsimile: (650) 493-6811

8.7 Fees and Expenses. Subject to the terms of Section 6.3 and Section 7.4, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Offer and the Merger) shall be paid by the party or parties hereto, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.

8.8 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated November 18, 2013 (the “Confidentiality Agreement”), the confidentiality provisions of which will continue in full force and effect in accordance with its terms at all times during the pendency of the transactions contemplated by this Agreement (including the Offer and the Merger) and following the termination of this Agreement.

8.9 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Confidentiality Agreement and the Company Disclosure Schedule, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

8.10 No Third Party Beneficiaries. Except as set forth in or contemplated by the provisions of Section 6.11, this Agreement is not intended to (and shall not) confer upon any Person not a party hereto any rights or remedies hereunder.

8.11 Remedies.

(a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. The Company, on the one hand, and Parent and Merger Sub, on the other hand hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such party (or parties) hereto, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party (or parties) under this Agreement.

(b) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.

8.12 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.13 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

8.14 Consent to Jurisdiction. Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 8.6 or in such other manner as may be permitted by applicable Law, and nothing in this Section 8.14 shall affect the right of any party hereto to serve legal process in any other manner permitted by applicable Law (provided that all notices must comply with Section 8.6 to be deemed given hereunder); (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court within the State of Delaware) in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any judgment in respect thereof; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court within the State of Delaware); (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts (other than any action brought to enforce a decision made by the aforesaid courts). Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

8.15 Waiver of Jury Trial. EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

8.16 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

SANDISK CORPORATION

By:	/s/ Sumit Sadana
	Name:	Sumit Sadana
	Title:	Executive Vice President and Chief Strategy Officer

FLIGHT MERGER SUB, INC.

By:	/s/ Garth Bossow
	Name:	Garth Bossow
	Title:	Secretary

FUSION-IO, INC.

By:	/s/ Shane Robison
	Name:	Shane Robison
	Title:	Chairman and Chief Executive Officer

ANNEX A

CERTAIN DEFINED TERMS

For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Acquisition Proposal” shall mean any offer, proposal or indication of interest by any Person (other than by Parent or Merger Sub or any designees of Parent or Merger Sub) relating to any Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a fifteen percent (15%) interest in the total outstanding voting securities of the Company or one or more of its Subsidiaries that own or control more than fifteen percent (15%) of the consolidated assets (measured by the lesser of book or fair market value at the time of determination), revenues or earnings (measured as of the 12-month period immediately preceding the date of determination) of the Company and its Subsidiaries, taken together as a whole; (ii) or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning more than fifteen percent (15%) of the total outstanding voting securities of the Company or one or more of its Subsidiaries that own or control more than fifteen percent (15%) of the consolidated assets (measured by the lesser of book or fair market value at the time of determination), revenues or earnings (measured as of the 12-month period immediately preceding the date of determination) of the Company and its Subsidiaries, taken together as a whole; (iii) any merger, consolidation, business combination or other similar transaction pursuant to which the Company Stockholders immediately preceding such transaction hold, directly or indirectly, less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (iv) except for sales of Company Products and the grant of non-exclusive licenses, in each case, in the ordinary course of business consistent with past practice, any sale, lease, exchange, transfer, license acquisition or other disposition of more than fifteen percent (15%) of the consolidated assets of the Company and its Subsidiaries, taken together as a whole (measured by the lesser of book or fair market value thereof); (v) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries or (vi) any combination of the foregoing.

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Anti-Corruption and Anti-Bribery Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, any rules or regulations thereunder, or any other applicable United States or non-U.S. anti-corruption or anti-bribery laws or regulations.

“Antitrust Laws” means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act, as amended, the HSR Act, as amended, the Federal Trade Commission Act, as amended, and all other Laws and Orders in the United States or in any other jurisdiction that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, significant impediments to or lessening of competition, or the creation or strengthening of a dominant position through merger or acquisition.

“Associates” shall have the meaning ascribed to such term in Rule 12b-2 promulgated under the Exchange Act.

“Balance Sheet” shall mean the consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2014 set forth in the Company’s Quarterly Report on Form 10-Q filed by the Company with the SEC for the quarterly period ended March 31, 2014.

“Business Day” shall mean any day, other than a Saturday, Sunday or any day which is a legal holiday under the laws of the State of New York or California or is a day on which commercial banking institutions located in the States of New York or California are authorized or required by Law or other governmental action to close.

“Code” shall mean the Internal Revenue Code of 1986, as amended, or any successor statute thereto.

“Company Board” shall mean the Board of Directors of the Company.

“Company Capital Stock” shall mean the Company Shares, the Company Preferred Stock and any other shares of capital stock of the Company.

“Company ESPP” means the Company’s 2011 Employee Stock Purchase Plan, as amended and restated on November 21, 2013.

“Company Intellectual Property” shall mean all of the Intellectual Property Rights owned by, or filed in the name of, or exclusively licensed to the Company or any of its Subsidiaries.

“Company Material Adverse Effect” shall mean (i) any event, change, development, occurrence, effect or change in facts or circumstance that, individually or when taken together with all other such events, changes, developments, occurrences, effects or changes in facts or circumstance (collectively, “Effects”) that exist at the date of determination of the occurrence of the Company Material Adverse Effect, and that is, or would reasonably be expected to be or become, materially adverse to the business, assets (including intangible assets), liabilities, operations, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken together as a whole or (ii) any event, change, development, occurrence, effect or change in facts or circumstance that would prevent, materially delay or materially impair the ability of the Company to consummate the Merger and the transactions contemplated by this Agreement; provided, however, that, for purposes of clause (i), none of the following, individually or in the aggregate, shall be deemed to be or constitute a Company Material Adverse Effect, or be taken into account when determining whether a Company Material Adverse Effect has occurred, is reasonably likely to occur, or would reasonably be expected to occur:

A. any general economic, financial or political conditions in the United States or elsewhere in the world (or changes in such conditions), including any conditions or changes therein arising out of acts of terrorism or war, to the extent such conditions or changes therein do not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses;

B. any conditions in the industry or industries in which the Company or its Subsidiaries conducts business (or changes in such conditions), to the extent such conditions or changes therein do not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses;

C. any changes after the date hereof in Laws or GAAP applicable to the Company or any of its Subsidiaries;

D. any changes in trading price of Company Shares or the trading volume of Company Shares or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period; provided that the underlying causes of such decline, change or failure, may be considered in determining whether there was a Company Material Adverse Effect;

E. any Effect to the extent resulting directly or indirectly from the execution, announcement, pendency or consummation of this Agreement or the transactions contemplated herein (including the Offer and the Merger) (including the identity of Parent), including any legal proceedings, departures of officers or employees, changes in relationships with suppliers or customers or any Effects arising from the terms of, or rights of any suppliers or customers under, any contracts with the Company or its Subsidiaries or other business relations to the extent resulting therefrom;

F. any Effect to the extent resulting from any action required to be taken by the Company pursuant to this Agreement or at the written request of Parent;

G. any event, change, development or occurrence to the extent resulting from any force majeure event; or

H. any stockholder class action litigation, derivative or similar litigation arising out of or in connection with or relating to this Agreement and the transactions contemplated hereby, including allegations of a breach of fiduciary duty, including by members of the Company’s Board or any Company officer or alleged misrepresentation in public disclosure.

“Company Options” shall mean any options to purchase Company Shares outstanding under any of the Company Stock Plans or otherwise, except for rights to acquire shares under the Company ESPP.

“Company Preferred Stock” shall mean shares of the preferred stock, par value $0.0002 per share, of the Company.

“Company Products” shall mean any and all products and services, including software as a service, that currently are marketed, offered, sold, licensed, provided or distributed by the Company or its Subsidiaries.

“Company RSUs” shall mean restricted stock units, whether payable in cash, shares or otherwise, granted under or pursuant to the Company Stock Plans.

“Company Shares” shall mean shares of the common stock, par value $0.0002 per share, of the Company.

“Company Stock Plans” shall mean the Company’s 2006 Stock Option Plan, 2008 Stock Incentive Plan, 2010 Executive Stock Incentive Plan and 2011 Equity Incentive Plan, the IO Turbine, Inc. 2009 Equity Incentive Plan, the NexGen Storage, Inc. 2010 Equity Incentive Plan, the Company Stock Holdback Agreement, dated as of April 24, 2013 by and between the Company and John Spiers, the “Non-Plan” stock options listed on Annex 3.5(b)(i) to the Company Disclosure Schedule granted under the non-plan stock option award agreements listed as item 9 on Section 3.17(a) of the Company Disclosure Schedule and the “ID7” Restricted Stock Awards listed on Annex 3.5(b)(iii) to the Company Disclosure Schedule granted under the Stock Restriction Agreements listed as item 18 on Section 3.17(a) of the Company Disclosure Schedule.

“Company Stockholders” shall mean holders of Company Shares.

“Contract” shall mean any contract, subcontract, agreement, commitment, note, bond, mortgage, guaranty, indenture, lease, license, sublicense, permit, franchise, instrument, or other binding obligation or arrangement.

“Copyleft License” means any Open Source License that requires, as a condition of use, modification and/or distribution of Software licensed under such license, that such Software, or other Software or content incorporated into, derived from, used, or distributed with such Software: (i) be made available or distributed in a form other than binary (e.g., source code form), (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company Products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law), or (iv) be redistributable at no license fee. Copyleft Licenses include, without limitation, the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and all Creative Commons “sharealike” licenses.

“Delaware Law” shall mean the DGCL and any other Laws of the State of Delaware.

“DGCL” shall mean the General Corporation Law of the State of Delaware, or any successor statute thereto.

“DOJ” shall mean the United States Department of Justice, or any successor thereto.

“DOL” shall mean the United States Department of Labor, or any successor thereto.

“Employee” shall mean any current or former employee, consultant, independent contractor or director of the Company, any of its Subsidiaries or any ERISA Affiliate.

“Environmental Laws” shall mean all United States state or federal Laws which prohibit, regulate or control any Hazardous Material released in the environment, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

“ERISA Affiliate” shall mean each Subsidiary of the Company and any other Person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations thereunder.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Exchange Ratio” shall mean the quotient obtained by dividing (x) the Offer Price by (y) the Parent Trading Price, rounded to the nearest 0.00001 (with amounts between 0.000005 and 0.0000099 rounded up); provided, however, that if, between the date of this Agreement and the Offer Closing, the outstanding Company Shares or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Exchange Ratio shall be equitably adjusted to the extent appropriate not inconsistent with any adjustment pursuant to Section 2.6(b)(i) of this Agreement.

“FTC” shall mean the United States Federal Trade Commission, or any successor thereto.

“GAAP” shall mean generally accepted accounting principles, as applied in the United States.

“Governmental Authority” shall mean any United States or foreign governmental authority, including any supranational, national, federal, territorial, state, commonwealth, province, territory, county, municipality, district, local governmental jurisdiction of any nature or any other governmental, self-regulatory or quasi-governmental authority of any nature (including any governmental department, division, agency, bureau, office, branch, court, arbitrator, commission, tribunal or other governmental instrumentality and any national or international stock exchange) or any political or other subdivision or part of any of the foregoing.

“Hazardous Material” shall mean any pollutant, contaminant, material, chemical, substance or waste that has been designated by any United States Governmental Authority to be radioactive, toxic, hazardous.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“In-License” shall mean all Contracts, pursuant to which a third party has licensed or granted any right to the Company or any of its Subsidiaries in any Technology or Intellectual Property Rights or agreed to provide any services (including hosted services) related to Technology or Intellectual Property Rights to the Company or any of its Subsidiaries.

“Intellectual Property Rights” shall mean any and all statutory and/or common law rights throughout the world in, arising out of, or associated with any of the following: (i) all United States and foreign patents and utility models and applications therefor (including provisional applications) and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations in part thereof (collectively, “Patents”); (ii) all trade secrets and similar rights in confidential information, know-how, and materials (“Trade Secrets”); (iii) copyrights and all other rights corresponding thereto in any works of authorship (collectively, “Copyrights”); (iv) all trademark rights and similar rights in trade names, logos, trademarks and service marks (collectively, “Trademarks”); (v) all rights in databases and data collections (including knowledge databases, customer lists and customer databases); (vi) all rights to Uniform Resource Locators, Web site addresses and domain names, including top-level domains (collectively, “Domain Names”); (vii) all Moral Rights; (viii) any similar, corresponding or equivalent rights to any of the foregoing; and (ix) any registrations of or applications to register any of the foregoing.

“Intervening Event” shall mean, with respect to the Company, a material fact, event, change, development, occurrence or set of circumstances (other than, and not related in any way to, an Acquisition Proposal) that (i) was not known to the Company Board as of or prior to the date of this Agreement and becomes known to the Company Board prior to the Offer Closing, (ii) does not relate to, result from or arise out of any Acquisition Proposal (whether or not a Superior Proposal) and (iii) is not the result of a willful breach of this Agreement by the Company or any of its Subsidiaries.

“IRS” shall mean the United States Internal Revenue Service, or any successor thereto.

“Knowledge,” with respect to the Company, shall mean the actual knowledge of Shane Robison, Theodore Hull, Daniel Stevenson, Lance Smith, David Windley, Gary Smerdon and Ian Whiting after reasonable inquiry.

“Law” or “Laws” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance,

directive, code, edict, decree, rule, regulation, ruling or requirement issues, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any action, claim, suit, litigation, arbitration, proceeding (public or private), criminal prosecution, hearing, audit, review or investigation commenced, brought, conducted or heard by or before any Governmental Authority.

“Liabilities” shall mean any liability, indebtedness, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Moral Rights” shall mean any right to claim authorship to or to object to any distortion, mutilation, or other modification or other derogatory action in relation to a work, whether or not such would be prejudicial to the author’s reputation, and any similar right, such as recognition of authorship or access to work, existing under common or statutory law of any country in the world or under any treaty, regardless of whether or not such right is denominated or generally referred to as a “moral right.”

“Nasdaq” shall mean The Nasdaq Stock Market.

“NYSE” shall mean the New York Stock Exchange.

“NYSE Rules” shall mean the rules and regulations of the NYSE.

“Object Code” shall mean computer software in binary form that, is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.

“Open Source Materials” shall mean all Software that is licensed pursuant to an Open Source License or otherwise defined as “Open Source” by the Open Source Initiative.

“Open Source License” shall mean a license that is considered an “Open Source License” by the Open Source Initiative (www.opensource.org), including, for example, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license that otherwise requires, as a condition of distribution of the Software licensed thereunder, that other Software incorporated into, derived from or distributed with, such Software (1) be disclosed or distributed in Source Code form; (2) be licensed for purposes of preparing derivative works; or (3) be redistributed at no charge. For clarity, Open Source Licenses include Copyleft Licenses.

“Order” shall mean any judgment, decision, decree, injunction (whether temporary, preliminary or permanent), ruling, writ, assessment or order of any Governmental Authority.

“Ordinary Course License” shall mean a non-exclusive Contract between the Company or any of its Subsidiaries and a third party entered into in the ordinary course with respect to Company Products, excluding (a) any Contract related to Intellectual Property Rights that is not substantially in the form of one of the Company’s standard Contracts that have been provided to Parent, and (b) any other Contract that is not substantially in the form of one of the Company’s standard Contracts and under which materially greater obligations are imposed on the Company or its relevant Subsidiary or materially greater rights are granted to such third party with respect to Company Products.

“Out-Licenses” shall mean all Contracts (i) pursuant to which the Company or any of its Subsidiaries (A) has granted any third party any rights or licenses to, or any covenant not to sue or not to assert under, any material Company Intellectual Property, or (B) granted any license to, provided access to, or provided, sold or distributed (or agreed to do any of the foregoing) with respect to, any Company Product or material Technology owned by the Company or any of its Subsidiaries.

“Parent Common Stock” shall mean shares of the common stock, par value $0.001 per share, of Parent.

“Parent Material Adverse Effect” shall mean any event, change, development, occurrence, effect or change in facts or circumstance that, individually or when taken together with all other such events, changes, effects or changes in facts or circumstance, does or would reasonably be expected to, prevent or materially impede the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement (including the Offer and the Merger) in accordance with the terms of this Agreement and applicable Law.

“Parent Option” shall mean any option to purchase shares of Parent Common Stock issued pursuant to Section 6.9(a) in connection with the assumption of a Company Option.

“Parent RSU” shall mean Parent restricted stock units issued pursuant to Section 6.9(d) in connection with the assumption of Company RSUs.

“Parent Trading Price” shall mean the volume weighted average closing sale price of one share of Parent Common Stock as reported on Nasdaq for the ten (10) consecutive trading days ending on the date that is two (2) trading days immediately preceding the Offer Closing (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Permitted Encumbrances” shall mean (i) Liens for Taxes not yet delinquent or Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the Balance Sheet, (ii) statutory Liens existing as of the Closing Date and held by any Governmental Authority that are related to obligations that are not due or delinquent, (iii) Liens securing Liabilities reflected on the Balance Sheet, (iv) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable, (v) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over the leased real property which are not violated by the current use and operation thereof, (vi) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the leased real property which do not materially impair the occupancy or use of thereof for the purposes for which it is currently used by the Company or any of its Subsidiaries, and (vii) Liens caused by a third party owner or lessor of any leased real property.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Registered Intellectual Property” shall mean all United States, international and foreign: (i) Patents; (ii) Trademarks; (iii) Copyrights; (iv) Domain Names and (v) any other Intellectual Property Rights, in each case, that are the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission, or any successor thereto.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Software” shall mean any and all (i) computer programs, software and firmware, including any and all software implementations of algorithms, models and methodologies, whether in Source Code or Object Code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (iv) all user documentation, including user manuals and training materials, relating to any of the foregoing.

“Source Code” shall mean Software, in the preferred form for making modifications to such Software (i.e., human-readable form).

“Specified Jurisdiction” shall mean the Federal Republic of Germany.

“Subsidiary” of any Person shall mean (i) a corporation holding more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has a majority ownership and the contractual right to direct the policies, management and affairs thereof.

“Superior Proposal” shall mean any bona fide written Acquisition Proposal (for purposes of this definition substituting 50.01% for all references to 15% and 85% in the related definition of “Acquisition Transaction”) made by any Person other than Parent or Merger Sub, that did not result from or arise in connection with a breach in any material respect of Section 6.1 or 6.2, and which the Company Board shall have determined in good faith (after consultation with its financial advisor of nationally recognized standing and its outside legal counsel, and after taking into account, among any other things the Company Board may deem relevant, the identity of the third party making such offer or proposal, all financial, legal and regulatory aspects of such offer or proposal, the conditions to and prospects for completion of such offer or proposal and the transactions contemplated thereby, as well as any counter-offer or proposal made by Parent in response thereto) is more favorable to the Company Stockholders (in their capacity as such), from a financial point of view, than the transactions contemplated by this Agreement (including the Offer and the Merger) and any counter-offer or proposal made by Parent or any of its Affiliates in response thereto.

“Tax” shall mean any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, value added, goods and services, ad valorem, transfer, severance, property, production, sales, use, occupation, license, excise, stamp, franchise, employment, payroll, withholding, social security (or similar, including FICA), alternative or add-on minimum or any other tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Authority, whether or not disputed.

“Tax Returns” shall mean all returns, declarations, estimates, reports, information returns, statements and other documents, including any related or supporting information with respect to any of the foregoing, filed or to be filed in respect of any Taxes.

“Technology” shall mean all tangible items constituting, disclosing or embodying any or all of the following: Software (whether Source Code or Object Code), technical documentation, specifications, information, schematics, designs (including, without limitation, circuit designs and layouts), semiconductor device structures (including, without limitation, gate structures, transistor structures, memory cells or circuitry, vias and interconnects, isolation structures and protection devices), circuit block libraries, formulae, algorithms, application programming interfaces, user interfaces, procedures, methods, techniques, test reports, bills of material, build instructions, ideas, know-how, show-how, research and development, technical data, lab notebooks, prototypes, samples, studies, programs, routines, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, compilations, including any and all data and collections of data, databases netlists, test methodologies, development work and tools and all user documentation.